Filed Pursuant to Rule 424(b)(3)

Registration No. 333-189823

PROSPECTUS

8,268,964 Shares of Common Stock

of

Guided Therapeutics, Inc.

________________________

This prospectus relates to up to 8,268,964 shares of our common stock, consisting of:

•	3,716,177 shares initially issued or issuable upon conversion of an aggregate of 2,527 shares of our series B convertible preferred stock issued in a private placement that closed on May 24, 2013;
•	836,610 shares issued or that may be issuable as payment for dividends on the series B convertible preferred stock, payable through December 31, 2015; and
•	3,716,177 shares initially issued or issuable upon exercise of warrants at an exercise price of $1.08 per share, subject to adjustment as provided in the warrants, which warrants were issued in the private placement.

The shares of our common stock are being registered to fulfill our contractual obligations under a registration rights agreement by and among us and the selling stockholders named in this prospectus.

The shares offered by this prospectus may be sold from time to time by the selling stockholders at prevailing market prices or prices negotiated at the time of sale. See “Plan of Distribution” and “Selling Stockholders.” The shares offered by this prospectus are issuable upon conversion of securities issued to the selling stockholders in transactions exempt from registration under the Securities Act of 1933, or Securities Act.

We will not receive any cash proceeds from the sale of shares by the selling stockholders, but to the extent that the warrants are exercised in whole or in part, we will receive payment for the exercise price. We will pay the expenses of registering these shares.

Our common stock is dually listed on the OTC Bulletin Board (OTCBB) and the OTCQB quotation systems under the symbol “GTHP.” The last reported sale price of our common stock on the OTCBB on July 3, 2013 was $0.70 per share. The selling stockholders will sell at prevailing market prices per share (as quoted on the OTCBB), at the time of sale, at fixed prices, at varying prices determined at the time of sale, or at negotiated prices.

Investing in our common stock involves a high degree of risk. These risks are described under the caption “Risk Factors” that begins on page three of this prospectus.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the common stock that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 22, 2013.

TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	3
FORWARD LOOKING STATEMENTS	11
USE OF PROCEEDS	11
SELLING STOCKHOLDERS	12
PLAN OF DISTRIBUTION	14
DESCRIPTION OF SECURITIES	16
OUR BUSINESS	20
PROPERTIES	28
LEGAL PROCEEDINGS	29
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	29
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	31
DIRECTORS AND EXECUTIVE OFFICERS	35
EXECUTIVE COMPENSATION	39
SHARE OWNERSHIP OF DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL OWNERS	41
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	43
LEGAL MATTERS	43
EXPERTS	43
WHERE YOU CAN GET MORE INFORMATION	43

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed.

The terms “Guided Therapeutics,” “Company,” “our,” “we,” and “us,” as used in this prospectus, refer to Guided Therapeutics, Inc. and its wholly-owned subsidiary.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. We urge you to read the entire prospectus carefully, including the ‘‘Risk Factors’’ section, before making an investment decision.

Our Company

We are a medical technology company focused on developing innovative medical devices that have the potential to improve healthcare. Our primary focus is the development of our LuViva™ non-invasive cervical cancer detection device and extension of our cancer detection technology into other cancers, including lung and esophageal. Our technology, including products in research and development, primarily relates to biophotonics technology for the non-invasive detection of cancers.

We are a Delaware corporation, originally incorporated in 1992 under the name “SpectRx, Inc.,” and, on February 22, 2008, changed our name to Guided Therapeutics, Inc. At the same time, we renamed our wholly owned subsidiary, InterScan, which originally had been incorporated as “Guided Therapeutics.”

Non-Invasive Cervical Cancer Detection

We believe LuViva will provide a less invasive and painless alternative to conventional tests for cervical cancer detection. We also believe LuViva can improve patient well-being and reduce healthcare costs, since it reduces or eliminates pain, is convenient to use and provides rapid results at the point-of-care.  We completed enrollment in our U.S. Food and Drug Administration (“FDA”) pivotal trial of LuViva in 2008 and on November 18, 2010, the FDA accepted our completed premarket approval (“PMA”) application, effective September 23, 2010, for substantive review. On March 7, 2011, we announced that the FDA had inspected two clinical trial sites as part of its review process and raised no formal compliance issues. On January 12, 2012, we announced our intent to seek an independent panel review of our PMA application after receiving a “not-approvable” letter from the FDA. On November 14, 2012 we filed an amended PMA with FDA. Assuming we receive FDA approval in 2013, we currently anticipate a late 2013 or early 2014 product launch, but cannot be assured we will be able to launch on that timetable, or at all.

Other Cancers

We believe our non-invasive cervical cancer detection technology can be applied to other cancers as well. To that end, from 2008 until early 2013 we had worked exclusively with Konica Minolta Opto, Inc., a subsidiary of Konica Minolta, Inc., a Japanese corporation based in Tokyo (“Konica Minolta”), to adapt our cervical cancer detection technology primarily for the detection of esophageal cancer. On February 6, 2013, we announced that we had terminated and replaced our existing agreements with Konica Minolta with a new license agreement allowing us to manufacture and to develop a non-invasive esophageal cancer detection product from Konica Minolta and based on our biophotonic technology platform (see “Our Business—Lung and Esophageal Cancer Detection—Konica Minolta”).

Recent Developments

      On July 2, 2013, we announced receipt of purchase orders for $3 million in LuViva device and disposable sales to the Turkish Ministry of Health. Shipment of that order is scheduled to begin in the third quarter of 2013 and continue through the end of 2014.

As of June 17, 2013, we have received during 2013 a total of $1.7 million from the exercise of outstanding warrants to purchase an aggregate of 2.5 million shares of our common stock.

On June 14, 2013, we held our annual meeting of stockholders at which our stockholders (i) elected Mark Faupel, Ronald Allen, Ronald Hart, John Imhoff, Michael James, Jonathan Niloff and Linda Rosenstock to serve as directors until our next annual meeting or until their successors have been elected, (ii) approved, on an advisory basis, the compensation of our named executive officers, (iii) voted, on an advisory basis, to hold future votes to approve the compensation of our named executive officers annually, and (iv) ratified the appointment of UHY LLP as our independent registered public accounting firm for fiscal year 2013. Based on the recommendation of our stockholders and the board of directors’ recommendation included in our proxy statement for the annual meeting, we have determined to submit to our stockholders, on an advisory basis, annual proposals to approve the compensation of our named executive officers.

On May 24, 2013, we completed a private placement of our series B convertible preferred stock and warrants to purchase shares of our common stock. We issued an aggregate of 2,527 shares of our series B convertible preferred stock, par value $.001, at a purchase price of $1,000 per share, subject to the terms of a Securities Purchase Agreement, dated May 21, 2013, between us and the selling stockholders named in this prospectus. Our series B convertible preferred stock has the terms set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock and described under “Description of Securities—Preferred Stock.” The initial conversion price of the series B convertible preferred stock was $0.68 per share, such that each share of series B convertible preferred stock would convert into 1,471 shares of our common stock, subject to customary adjustments, including for any accrued but unpaid dividends and pursuant to certain anti-dilution provisions. We also issued warrants, on a pro rata basis to the selling stockholders, exercisable to purchase an aggregate of 3,716,177 shares of our common stock. The warrants, which carry a five-year term, were split evenly into two tranches, one of which is subject to a mandatory exercise provision. The warrants are exercisable at any time at an exercise price of $1.08 per share, subject to certain customary adjustments contained in the respective warrants. In connection with the private placement, we entered into a registration rights agreement with the selling stockholders pursuant to which we have certain contractual obligations to register the shares of common stock issuable upon conversion of our series B convertible preferred stock and exercise of the warrants.

On May 20, 2013, we announced that, effective May 10, 2013, Shabbir Bambot, Ph.D., resigned from his position as Vice President of Research and Development.

On May 1, 2013, we announced that LuViva’s clinical trial results were to be published in the Journal, Gynecologic Oncology. The article states that LuViva detected 36.4% more cervical intraepithelial neoplasia (CIN2+) than tests used under current guidelines and could reduce unnecessary referrals of women with normal pathology by as much as 40%.

        On April 17, 2013, we announced that we shipped our first Edition 3 CE marked LuViva devices to our distributor in Turkey. The delivery was the first of approximately 15 units we planned to manufacture and ship to distributors in the second quarter of 2013. Purchase orders for 13 units were received and 6 units were shipped in the second quarter. Due to a requested software change by our Turkish distributor and a shipping schedule change by our Nigerian distributor, the remaining units are scheduled to be shipped early in the third quarter of 2013.

The Offering

Common stock that may be offered by the selling stockholders	8,268,964 shares of our common stock. See “Selling Stockholders” on page 12.
Use of proceeds	We will not receive any proceeds from the resale of the shares of common stock. However, at the time the series B convertible preferred stock was originally issued to the selling stockholders, we did receive payment for the purchase price. In addition, to the extent the warrants are exercised in whole or in part, we will receive payment for the exercise price. The terms of the warrants are described under “Description of Securities—Warrants and Options.” We used the proceeds we received from the sale of the series B convertible preferred stock for general corporate purposes, including working capital, capital expenditures and repaying or refinancing our debt obligations. We intend to apply any proceeds received in connection with the exercise of the warrants to increase inventory of our LuViva advanced cervical device to meet current demand for the product, expand our international marketing and sales efforts and continue to seek FDA approval for the LuViva device. However, we will retain broad discretion over the use of the net proceeds and may use the money for other corporate purposes. See “Use of Proceeds” on page 11.
Market for the common stock	Our common stock is dually listed on the OTCBB and the OTCQB quotation systems under the symbol “GTHP.” See “Market for Our Common Stock and Related Stockholder Matters” on page 29.
Risk factors	You should read “Risk Factors” beginning on page 3 for an explanation of the risks of investing in our common stock.

Our principal executive and operations facility is located at 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, and our telephone number is (770) 242-8723.

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RISK FACTORS

Your investment in shares of our common stock involves substantial risks. In consultation with your own advisers, you should carefully consider, among other matters, the factors set forth below before deciding whether an investment in shares of our common stock is suitable for you. If any of the risks contained in this prospectus develop into actual events, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, the market price of our common stock could decline and you may lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-Looking Statements” in this prospectus.

Although we will be required to raise additional funds by the first quarter of 2014, there is no assurance that such funds can be raised on terms that we would find acceptable, or at all.

Additional debt or equity financing will be required for us to continue as a going concern. Management may seek to obtain additional funds for the financing of our cervical cancer detection business, through additional debt or equity financings and/or new collaborative arrangements. Management believes that additional financing, if obtainable, will be sufficient to support planned operations only for a limited period. Management has implemented operating actions to reduce cash requirements. Any required additional funding may not be available on terms attractive to us or at all.

If we cannot obtain additional funds or achieve profitability, we may not be able to continue as a going concern.

Because we must obtain additional funds through further financing transactions or through new collaborative arrangements in order to execute our plans to launch our cervical cancer detection product line and to generate revenue from operations, there exists substantial doubt about our ability to continue as a going concern. Therefore, it will be necessary to raise additional funds. There can be no assurance that we will be able to raise these additional funds. If we do not secure additional funding when needed, we will be unable to conduct all of our product development efforts as planned, which may cause us to alter our business plan in relation to the development of our products. Even if we obtain additional funding, we will need to achieve profitability thereafter.

Our independent registered public accountants’ report on our consolidated financial statements as of and for the year ended December 31, 2012, indicated that there was substantial doubt about our ability to continue as a going concern because we had suffered recurring losses from operations and had an accumulated deficit of $92.1 million at December 31, 2012, summarized as follows:

Accumulated deficit from inception to fiscal year ended 2010	$78.4 million

Net Loss for fiscal year 2011, ended 12/31/2011	$6.6 million

Accumulated deficit at fiscal year ended 12/31/2011	$85.0 million

Net Loss for fiscal year 2012, ended 12/31/2012	$4.4 million

Deemed dividends for fiscal year 2012, ended 12/31/2012	$2.7 million

Accumulated deficit, from inception to 12/31/2012	$92.1 million

We suffered further losses from operations in the first quarter of 2013. For the three months ended March 31, 2013, we had a net loss of $1.8 million and our accumulated deficit at March 31, 2013 was approximately $93.9 million.

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Our management has implemented reductions in operating expenditures and reductions in some development activities. We have determined to make cervical cancer detection the focus of our business. We are managing the development of our other programs only when funds are made available to us via grants or contracts with government entities or strategic partners.  However, there can be no assurance that we will be able to successfully implement or continue these plans.

If we cannot obtain additional funds when needed, we will not be able to implement our business plan.

We will require substantial additional capital to develop our products, including completing product testing and clinical trials, obtaining all required regulatory approvals and clearances, beginning and scaling up manufacturing, and marketing our products. We have historically financed our operations though the private sale of preferred stock and debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants. We believe funds on hand as of the date of this prospectus, along with funds from government contracts and grants, will be sufficient to support planned operations through the first quarter of 2014, but will not be sufficient to fund our planned operations to the point of commercial introduction of our LuViva cervical cancer detection device. Any failure to achieve adequate funding in a timely fashion would delay our development programs and could lead to abandonment of one or more of our development initiatives. To the extent we cannot obtain additional funding, our ability to continue to develop and introduce products to market will be limited. Further, financing our operations through the public or private sale of debt or equity may involve restrictive covenants or other provisions that could limit how we conduct our business or finance our operations. Financing our operations through collaborative arrangements generally means that the obligations of the collaborative partner to fund our expenditures are largely discretionary and depend on a number of factors, including our ability to meet specified milestones in the development and testing of the relevant product. We may not be able to obtain an acceptable collaboration partner, and even if we do, we may not be able to meet these milestones, or the collaborative partner may not continue to fund our expenditures.

We do not have a long operating history, especially in the cancer detection field, which makes it difficult to evaluate our business.

Although we have been in existence since 1992, we have only just begun the process of commercializing our cervical cancer detection technology.  Because limited historical information is available on our revenue trends and operations for our cancer detection programs it is difficult to evaluate our business.  Our prospects must be considered in light of the substantial risks, expenses, uncertainties and difficulties encountered by entrants into the medical device industry, which is characterized by increasing intense competition and a high failure rate.

We have a history of losses, and we expect losses to continue.

We have never been profitable and we have had operating losses since our inception. We expect our operating losses to continue as we continue to expend substantial resources to complete development of our products, obtain regulatory clearances or approvals, and build our marketing, sales, manufacturing and finance organizations, and conduct further research and development. To date, we have engaged primarily in research and development efforts. The further development and commercialization of our products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. We have only generated limited revenues from product sales. Our accumulated deficit was approximately $93.9 million at March 31, 2013.

Our ability to sell our products is controlled by government regulations, and we may not be able to obtain any necessary clearances or approvals.

The design, manufacturing, labeling, distribution and marketing of medical device products are subject to extensive and rigorous government regulation, which can be expensive and uncertain and can cause lengthy delays before we can begin selling our products.

In the United States, the FDA’s actions could delay or prevent our ability to sell our products, which would adversely affect our growth and strategy plans.

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In order for us to market our products in the United States, we must obtain clearance or approval from the FDA. We cannot be sure that:

·	we, or any collaborative partner, will make timely filings with the FDA;

·	the FDA will act favorably or quickly on these submissions;

·	we will not be required to submit additional information or perform additional clinical studies; or

·	other significant difficulties and costs will not be encountered to obtain FDA clearance or approval.

It can take several years from initial filing of a PMA application and require the submission of extensive supporting data and clinical information. The FDA may impose strict labeling or other requirements as a condition of its clearance or approval, any of which could limit our ability to market our products. Further, if we wish to modify a product after FDA approval of a PMA application, including changes in indications or other modifications that could affect safety and efficacy, additional clearances or approvals will be required from the FDA. Any request by the FDA for additional data, or any requirement by the FDA that we conduct additional clinical studies, could result in a significant delay in bringing our products to market and substantial additional research and other expenditures. Similarly, any labeling or other conditions or restrictions imposed by the FDA could hinder our ability to effectively market our products. Any of the above actions by the FDA could delay or prevent altogether our ability to market and distribute our products. Further, there may be new FDA policies or changes in FDA policies that could be adverse to us.

In foreign countries, including European countries, we are also subject to government regulation, which could delay or prevent our ability to sell our products in those jurisdictions.

In order for us to market our products in Europe and some other international jurisdictions, we and our distributors and agents must obtain required regulatory registrations or approvals. We must also comply with extensive regulations regarding safety, efficacy and quality in those jurisdictions. We may not be able to obtain the required regulatory registrations or approvals, or we may be required to incur significant costs in obtaining or maintaining any regulatory registrations or approvals we receive. Delays in obtaining any registrations or approvals required for marketing our products, failure to receive these registrations or approvals, or future loss of previously obtained registrations or approvals would limit our ability to sell our products internationally. For example, international regulatory bodies have adopted various regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. These regulations vary from country to country. In order to sell our products in Europe, we must obtain and maintain ISO 13485:2003 certification and CE mark certification, which is an international symbol of quality and compliance with applicable European medical device directives. Failure to maintain ISO 13485:2003 certification or CE mark certification or other international regulatory approvals would prevent us from selling in some countries in the European Union and elsewhere.

Even if we obtain clearance or approval to sell our products, we are subject to ongoing requirements and inspections that could lead to the restriction, suspension or revocation of our clearance.

We, as well as any potential collaborative partners, will be required to adhere to applicable FDA regulations regarding good manufacturing practice, which include testing, control, and documentation requirements. We are subject to similar regulations in foreign countries. Ongoing compliance with good manufacturing practice and other applicable regulatory requirements is strictly enforced in the United States through periodic inspections by state and federal agencies, including the FDA, and in international jurisdictions by comparable agencies. Failure to comply with these regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure to obtain premarket clearance or premarket approval for devices, withdrawal of approvals previously obtained, and criminal prosecution. The restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements would limit our ability to operate and could increase our costs.

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Our success largely depends on our ability to obtain and protect the proprietary information on which we base our products.

Our success depends in large part upon our ability to establish and maintain the proprietary nature of our technology through the patent process, as well as our ability to license from others patents and patent applications necessary to develop our products. If any of our patents are successfully challenged, invalidated or circumvented, or our right or ability to manufacture our products was to be limited, our ability to continue to manufacture and market our products could be adversely affected. In addition to patents, we rely on trade secrets and proprietary know-how, which we seek to protect, in part, through confidentiality and proprietary information agreements. The other parties to these agreements may breach these provisions, and we may not have adequate remedies for any breach. Additionally, our trade secrets could otherwise become known to or be independently developed by competitors.

As of March 31, 2013, we have been issued, or have rights to, 21 U.S. patents (including those under license).  In addition, we have filed for, or have rights to, four U.S. patents (including those under license) that are still pending. There are additional international patents and pending applications. One or more of the patents we hold directly or license from third parties, including those for our cervical cancer detection products, may be successfully challenged, invalidated or circumvented, or we may otherwise be unable to rely on these patents. These risks are also present for the process we use or will use for manufacturing our products. In addition, our competitors, many of whom have substantial resources and have made substantial investments in competing technologies, may apply for and obtain patents that prevent, limit or interfere with our ability to make, use and sell our products, either in the United States or in international markets.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. In addition, the U.S. Patent and Trademark Office, or USPTO, may institute interference proceedings. The defense and prosecution of intellectual property suits, USPTO proceedings and related legal and administrative proceedings are both costly and time consuming. Moreover, we may need to litigate to enforce our patents, to protect our trade secrets or know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings involving us may require us to incur substantial legal and other fees and expenses and may require some of our employees to devote all or a substantial portion of their time to the proceedings. An adverse determination in the proceedings could subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from selling our products in some or all markets. We may not be able to reach a satisfactory settlement of any dispute by licensing necessary patents or other intellectual property. Even if we reached a settlement, the settlement process may be expensive and time consuming, and the terms of the settlement may require us to pay substantial royalties. An adverse determination in a judicial or administrative proceeding or the failure to obtain a necessary license could prevent us from manufacturing and selling our products.

We may not be able to generate sufficient sales revenues to sustain our growth and strategy plans.

Our cervical cancer diagnostic activities have been financed to date through a combination of government grants, strategic partners and direct investment.  Bringing this product to market is the main focus of our business.  In order to complete product development and prepare for marketing of the cervical cancer detection product, additional capital will be needed. We need to complete the FDA filing process for our cervical cancer diagnostic product and obtain capital investment for product development and launch.

Additional product lines involve the modification of the cervical cancer detection technology for use in other cancers.  These product lines are only in the earliest stages of research and development and are currently not projected to reach market for several years.  Our goal is to receive enough funding from government grants and contracts, as well as payments from strategic partners, to fund development of these product lines without diverting funds or other necessary resources from the cervical cancer program.

Because our products, which use different technology or apply technology in different ways than other medical devices, are or will be new to the market, we may not be successful in launching our products and our operations and growth would be adversely affected.

Our products are based on new methods of cancer detection. If our products do not achieve significant market acceptance, our sales will be limited and our financial condition may suffer. Physicians and individuals may not recommend or use our products unless they determine that these products are an attractive alternative to current tests that have a long history of safe and effective use. To date, our products have been used by only a limited number of people, and few independent studies regarding our products have been published. The lack of independent studies limits the ability of doctors or consumers to compare our products to conventional products.

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If we are unable to compete effectively in the highly competitive medical device industry, our future growth and operating results will suffer.

The medical device industry in general and the markets in which we expect to offer products in particular, are intensely competitive. Many of our competitors have substantially greater financial, research, technical, manufacturing, marketing and distribution resources than we do and have greater name recognition and lengthier operating histories in the health care industry. We may not be able to effectively compete against these and other competitors. A number of competitors are currently marketing traditional laboratory-based tests for cervical cancer screening and diagnosis. These tests are widely accepted in the health care industry and have a long history of accurate and effective use. Further, if our products are not available at competitive prices, health care administrators who are subject to increasing pressures to reduce costs may not elect to purchase them. Also, a number of companies have announced that they are developing, or have introduced, products that permit non-invasive and less invasive cancer detection. Accordingly, competition in this area is expected to increase.

Furthermore, our competitors may succeed in developing, either before or after the development and commercialization of our products, devices and technologies that permit more efficient, less expensive non-invasive and less invasive cancer detection.  It is also possible that one or more pharmaceutical or other health care companies will develop therapeutic drugs, treatments or other products that will substantially reduce the prevalence of cancers or otherwise render our products obsolete.

We have little manufacturing experience, which could limit our growth.

We do not have manufacturing experience that would enable us to make products in the volumes that would be necessary for us to achieve significant commercial sales, and we rely upon our suppliers. In addition, we may not be able to establish and maintain reliable, efficient, full scale manufacturing at commercially reasonable costs in a timely fashion. Difficulties we encounter in manufacturing scale-up, or our failure to implement and maintain our manufacturing facilities in accordance with good manufacturing practice regulations, international quality standards or other regulatory requirements, could result in a delay or termination of production. To date, our manufacturing activities have included since-discontinued products. We had substantial difficulties in establishing and maintaining manufacturing for these products and those difficulties impacted our ability to increase sales. Companies often encounter difficulties in scaling up production, including problems involving production yield, quality control and assurance, and shortages of qualified personnel.

Since we rely on sole source suppliers for our products, any failure of those suppliers to perform would hurt our operations.

Several of the components used in our current or planned products are available from only one supplier, and substitutes for these components cannot be obtained easily or would require substantial design or manufacturing modifications. Any significant problem experienced by one of our sole source suppliers may result in a delay or interruption in the supply of components to us until that supplier cures the problem or an alternative source of the component is located and qualified. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations. The inclusion of substitute components must meet our product specifications and could require us to qualify the new supplier with the appropriate government regulatory authorities.

Because we operate in an industry with significant product liability risk, and we have not specifically insured against this risk, we may be subject to substantial claims against our products.

The development, manufacture and sale of medical products entail significant risks of product liability claims. We currently have no product liability insurance coverage beyond that provided by our general liability insurance. Accordingly, we may not be adequately protected from any liabilities, including any adverse judgments or settlements, we might incur in connection with the development, clinical testing, manufacture and sale of our products. A successful product liability claim or series of claims brought against us that result in an adverse judgment against or settlement by us in excess of any insurance coverage could seriously harm our financial condition or reputation. In addition, product liability insurance is expensive and may not be available to us on acceptable terms, if at all.

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The availability of third party reimbursement for our products is uncertain, which may limit consumer use and the market for our products.

In the United States and elsewhere, sales of medical products are dependent, in part, on the ability of consumers of these products to obtain reimbursement for all or a portion of their cost from third-party payors, such as government and private insurance plans. Any inability of patients, hospitals, physicians and other users of our products to obtain sufficient reimbursement from third-party payors for our products, or adverse changes in relevant governmental policies or the policies of private third-party payors regarding reimbursement for these products, could limit our ability to sell our products on a competitive basis. We are unable to predict what changes will be made in the reimbursement methods used by third-party health care payors. Moreover, third-party payors are increasingly challenging the prices charged for medical products and services, and some health care providers are gradually adopting a managed care system in which the providers contract to provide comprehensive health care services for a fixed cost per person. Patients, hospitals and physicians may not be able to justify the use of our products by the attendant cost savings and clinical benefits that we believe will be derived from the use of our products, and therefore may not be able to obtain third-party reimbursement.

Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. We may not be able to obtain approvals for reimbursement from these international third-party payors in a timely manner, if at all. Any failure to receive international reimbursement approvals could have an adverse effect on market acceptance of our products in the international markets in which approvals are sought.

Our success depends on our ability to attract and retain scientific, technical, managerial and finance personnel.

Our ability to operate successfully and manage our future growth depends in significant part upon the continued service of key scientific, technical, managerial and finance personnel, as well as our ability to attract and retain additional highly qualified personnel in these fields. We may not be able to attract and retain key employees when necessary, which would limit our operations and growth. Only our President and Chief Executive Officer and our Vice President of Engineering have employment contracts with us, and none of our employees are covered by key person or similar insurance. In addition, if we are able to successfully develop and commercialize our products, we will need to hire additional scientific, technical, marketing, managerial and finance personnel. We face intense competition for qualified personnel in these areas, many of whom are often subject to competing employment offers.

We are significantly influenced by our directors, executive officers and their affiliated entities.

Our directors, executive officers and entities affiliated with them beneficially owned an aggregate of about 24.79% of our outstanding common stock as of June 17, 2013. These stockholders, acting together, would be able to exert significant influence on substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers and other business combination transactions.

Our stock is thinly traded, so you may be unable to sell at or near ask prices or at all.

The shares of our common stock are dually listed on the OTCBB and the OTCQB. Shares of our common stock are thinly traded, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including:

·	we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume; and

·	stock analysts, stock brokers and institutional investors may be risk-averse and be reluctant to follow a company such as ours that faces substantial doubt about its ability to continue as a going concern or to purchase or recommend the purchase of our shares until such time as we became more viable.

As a consequence, our stock price may not reflect an actual or perceived value. Also, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broader or more active public trading market for our common shares may not develop or if developed, may not be sustained. Due to these conditions, you may not be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

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Trading in our common stock is subject to special sales practices and may be difficult to sell.

Our common stock is subject to the SEC’s “penny stock” rule, which imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. Penny stocks are generally defined to be an equity security that has a market price of less than $5.00 per share. For purposes of the rule, the phrase “accredited investors” means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse’s income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of our stockholders to sell their securities in any market that might develop.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

·	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

·	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

·	“boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;

·	excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

·	the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our common stock.

The number of shares of our common stock issuable upon the conversion of outstanding our series B convertible preferred stock or exercise of outstanding warrants and options is substantial.

The outstanding shares of our series B convertible preferred stock are currently exercisable for an aggregate of 3,716,177 shares of our common stock. In addition, we currently have warrants outstanding that are exercisable for an aggregate of 12,132,912 shares and outstanding options for 6,320,166 shares. Together, the shares of common stock issuable upon conversion or exercise of our outstanding series B convertible preferred stock, warrants and options constitute approximately 33.6% of the total number of shares of common stock currently issued and outstanding.

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

If our common stockholders (including those persons who may become common stockholders upon conversion of our series B convertible preferred stock or exercise of our warrants) sell substantial amounts of our common stock, or the public market perceives that stockholders might sell substantial amounts of our common stock, the market price of our common stock could decline significantly. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that our management deems appropriate.

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In addition, our series B convertible preferred stock and certain of our outstanding warrants contain anti-dilution provisions that may, under certain circumstances, reduce the conversion or exercise price or increase the number of shares issuable, or both.

Our need to raise additional capital in the near future or to use our equity securities for payments could have a dilutive effect on your investment.

In order to continue operations, we will need to raise additional capital. We may attempt to raise capital through the public or private sale of our common stock or securities convertible into or exercisable for our common stock. In addition, from time to time we have issued our common stock or warrants in lieu of cash payments. If we sell additional shares of our common stock or other equity securities, or issue such securities in respect of other claims or indebtedness, such sales or issuances will further dilute the percentage of our equity that you own. Depending upon the price per share of securities that we sell or issue in the future, if any, your interest in us could be further diluted by any adjustments to the number of shares and the applicable exercise price required pursuant to the terms of the agreements under which we previously issued securities.

Adjustments to the conversion price for our series B convertible preferred stock and the exercise price for certain of our warrants will dilute the ownership interests of our existing stockholders.

On May 23, 2013, we issued 2,527 shares of our series B convertible preferred stock initially convertible into 3,716,177 shares of our common stock at an initial conversion price of $0.68 per share, plus warrants exercisable for 3,716,177 shares of our common stock with an initial exercise price of $1.08 per share. Under the terms of these securities, subject to certain exceptions, the conversion price for the series B convertible preferred stock and the exercise price for the warrants will be lowered if we issue common stock at a per share price below the then conversion price for the series B convertible preferred stock or the then exercise price for the warrants, respectively. Reductions in the conversion price for the series B convertible preferred stock and the exercise price for the warrants may result in the issuance of a significant number of additional shares of our common stock upon conversion or exercise of these securities, which could result in dilution in the value of the shares of our outstanding common stock and the voting power represented thereby.

Certain provisions of our certificate of incorporation that authorize the issuance of additional shares of preferred stock may make it more difficult for a third party to effect a change in control.

Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock. We have issued 2,527 shares of series B convertible preferred stock. We believe the terms of our series B convertible preferred stock would not have a substantial impact on the ability of a third party to effect a change in control. The remaining shares of preferred stock may be issued in one or more series, the terms of which may be determined by the board without further stockholder action. These terms may include, among other terms, voting rights, including the right to vote as a series on particular matters, preferences as to liquidation and dividends, repurchase rights, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell assets to a third party. The ability of our board to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

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FORWARD LOOKING STATEMENTS

Statements in this prospectus, which express “belief,” “anticipation” or “expectation,” as well as other statements that are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those identified in the foregoing “Risk Factors” and elsewhere in this prospectus. Examples of these uncertainties and risks include, but are not limited to:

·	access to sufficient debt or equity capital to meet our operating and financial needs;

·	the effectiveness and ultimate market acceptance of our products;

·	whether our products in development will prove safe, feasible and effective;

·	whether and when we or any potential strategic partners will obtain approval from the FDA and corresponding foreign agencies;

·	our need to achieve manufacturing scale-up in a timely manner, and our need to provide for the efficient manufacturing of sufficient quantities of our products;

·	the lack of immediate alternate sources of supply for some critical components of our products;

·	our patent and intellectual property position;

·	the need to fully develop the marketing, distribution, customer service and technical support and other functions critical to the success of our product lines;

·	the dependence on potential strategic partners or outside investors for funding, development assistance, clinical trials, distribution and marketing of some of our products; and

·	other risks and uncertainties described from time to time in our reports filed with the SEC.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

USE OF PROCEEDS

All sales of the common stock covered by this prospectus will be by or for the account of the selling stockholders listed in this prospectus under “Selling Stockholders.” To date, no warrants exercisable for shares of our common stock to which this prospectus relates have been exercised by the selling stockholders. We may receive the proceeds from the exercise of these warrants entitling the selling stockholders to purchase shares of our common stock. If all such remaining warrants were exercised on July 1, 2013, we would have received $1.08 per underlying share as to 3,716,177 shares, or an aggregate of about $4.0 million, in cash proceeds.

We used the proceeds we received from the sale of the series B convertible preferred stock for general corporate purposes, including working capital, capital expenditures and repaying or refinancing our debt obligations. We intend to apply any proceeds received in connection with the exercise of the warrants to increase inventory of our LuViva advanced cervical device to meet current demand for the product, expand our international marketing and sales efforts and continue to seek FDA approval for the LuViva device. However, we will retain broad discretion over the use of the net proceeds and may use the money for other corporate purposes.

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SELLING STOCKHOLDERS

The shares of our common stock to which this prospectus relates consist of 8,268,964 shares of common stock issued or issuable upon conversion of our series B convertible preferred stock (including any shares of common stock that may be paid as dividends on the series B convertible preferred stock pursuant to its terms, payable through December 31, 2015) and exercise of certain warrants. We issued the shares of our series B convertible preferred stock and warrants to the selling stockholders in a private placement exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, which was completed on May 23, 2013.

In connection with the private placement, pursuant to a registration rights agreement dated May 21, 2013 that we entered into with the selling stockholders, we granted certain registration rights to the selling stockholders covering the shares of our common stock issuable upon conversion or exercise of the series B convertible preferred stock and warrants, respectively, that they received. In satisfaction of our obligations under such registration rights agreement, we filed with the SEC a registration statement on Form S-1, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of common stock offered by this prospectus from time to time. We have also agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement continuously effective until the earlier of:

•	the date that is two years after the date that the registration statement is declared effective; and
•	the date on which all of the shares of common stock cease to be entitled to the registration rights under the registration rights agreement by virtue of their disposition in accordance with the registration statement, their no longer being outstanding, or their sale in compliance with Rule 144 under the Securities Act or the ability to sell such shares pursuant to Rule 144(d) (or any similar provision other than Rule 144A).

We may require the selling stockholders to suspend the sales of the common stock covered by this prospectus if we determine in good faith that the disclosure of any material event that has occurred and is continuing would be materially detrimental to us or our business. We will be permitted to suspend the rights of the selling stockholders to make sales pursuant to the registration statement for periods not to exceed 30 days in any 90-day period and 60 days in any 360-day period, provided that, in the event the disclosure relates to a previously undisclosed proposed or pending material business transaction, we may extend a suspension period from 30 days to 45 days during any 90-day period.

The table below sets forth:

•	the names of the selling stockholders;
•	the number of shares of common stock, and the percentages of outstanding common stock, beneficially owned by the selling stockholders as of May 23, 2013, prior to the selling stockholders’ offering of the shares of common stock pursuant to this prospectus;
•	the maximum number of shares of common stock that may be offered by the selling stockholders pursuant to this prospectus; and
•	the number of shares of common stock, and the percentages of outstanding common stock, to be beneficially owned by the selling stockholders after the sale of the shares of common stock offered pursuant to this prospectus, assuming all such offered shares are sold by the selling stockholders and that the selling stockholders do not acquire any additional shares of common stock.

The number of shares disclosed in the table below as ‘‘beneficially owned’’ are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose.

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We obtained the information in the table below from the selling stockholders (other than the information regarding the percentages of outstanding common stock beneficially owned by each selling stockholder). Except as may be noted below or under “Legal Proceedings,” none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below. Only the selling stockholders referenced in the table below may sell the securities offered hereby, except as described under “Plan of Distribution” and otherwise permitted by law. Changed information regarding the selling stockholders will be presented in a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part if and when required. Except as indicated below, no selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.

The number of shares of common stock underlying series B convertible preferred stock and warrants assumes no adjustment in the number of shares issuable upon conversion or exercise thereof as a result of stock splits and stock dividends, and conversion price or exercise price adjustments pursuant to the terms of the certificate of designations governing the series B convertible preferred stock and the terms of the warrants, respectively. The number of shares of common stock underlying series B convertible preferred stock includes 836,610 shares of common stock that may be issuable, at our election and in accordance with the terms of the Series B convertible preferred stock, as payment for dividends on the series B convertible preferred stock, payable through December 31, 2015.

Name of Selling Stockholder	Beneficial Ownership of Common Stock Prior to Offering		Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold) (1)	Beneficial Ownership of Common Stock After Offering
	Shares	Percentage		Shares	Percentage
Cranshire Capital Master Fund, Ltd. (2)	654,450	*	654,450	0	*
Equitec Specialists, LLC (3)	163,614	*	163,614	0	*
Ronald Wilson Hart (4)	1,859,430	2.81%	81,807	1,777,623	2.68%
Capital Ventures International (5)	981,672	1.48%	981,672	0	*
John Edwin Imhoff (4)	12,799,301	18.17%	1,636,122	11,163,179	15.84%
Lynne H. Imhoff	651,676	*	327,225	324,451	*
Alpha Capital Anstalt	1,636,122	2.44%	1,636,122	0	*
Dolores Maloof (6)	3,600,235	5.30%	333,769	3,266,466	4.81%
David B. Musket (7)	2,594,304	3.87%	1,636,122	958,182	1.43%
ProMed Partners, L.P. (8)	789,731	1.20%	490,836	298,895	*
The Whittemore Collection, Ltd. (9)	4,725,690	7.16%	327,225	4,398,465	6.66%

______

(*)	Denotes less than 1%.
(1)	Represents shares issued or issuable upon conversion of series B convertible preferred stock or exercise of warrants, and includes shares of common stock that may be issuable, at our election, as payment for dividends on the series B convertible preferred stock, payable through December 31, 2015.

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(2)	Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Cranshire Master Fund. CCA is also the investment manager for managed accounts for Equitec Specialists, LLC (“Equitec”) and CCA has voting control and investment discretion over securities held in the managed accounts for Equitec. As a result, each of Mr. Kopin and CCA also may be deemed to have beneficial ownership of the securities held in the managed accounts by Equitec. The shares reported in the table above as beneficially owned by Cranshire Master Fund and Equitec reflect only those shares beneficially owned by each entity, respectively. Including the shares beneficially owned by each of Cranshire Master Fund and Equitec, these entities would together beneficially own 818,064 shares of common stock, or 1.24% of the total number of shares of our common stock issued and outstanding, all of which may be offered pursuant to this prospectus.
(3)	See footnote 2, above. Equitec is an affiliate of a broker-dealer. Equitec acquired the shares offered pursuant to this prospectus in the ordinary course of business and, at the time of such acquisition, did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.
(4)	The selling stockholder serves on our board of directors.
(5)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as investment manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is an affiliate of a broker-dealer. CVI acquired the shares offered pursuant to this prospectus in the ordinary course of business and, at the time of such acquisition, did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.
(6)

As part of a dispute settlement with certain of our stockholders, including Ms. Maloof, on August 30, 2011, we entered into a release agreement pursuant to which the stockholders agreed to cancel all rights under a disputed agreement and we agreed to issue them warrants to purchase an aggregate of 2.6 million shares of our common stock (all of which have been exercised), to pay them a 2% royalty on gross revenues generated from the sale of LuViva disposables (capped at $7.2 million), and to pay them up to an additional $4.8 million in connection with a non-ordinary course asset sale or a sale of Guided Therapeutics by merger. The royalties are payable until the earlier of the sale of Guided Therapeutics by merger and the sale or exclusive license of all or substantially all of our cervical cancer detection technology.

(7)	Mr. Musket acquired these shares in his individual capacity. Mr. Musket is also a general partner of ProMed Partners, L.P. (“ProMed”), a selling stockholder listed in the table above, but disclaims beneficial ownership in the shares held by ProMed except to the extent of his pecuniary interest therein. Mr. Musket is a broker-dealer. He acquired the shares offered pursuant to this prospectus in the ordinary course of business and, at the time of such acquisition, did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.
(8)	See footnote 7, above. ProMed is an affiliate of a broker-dealer. ProMed acquired the shares offered pursuant to this prospectus in the ordinary course of business and, at the time of such acquisition, did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.

(9)	Parsons & Whittemore Enterprises Corp., a Delaware corporation (“PWE”), is the sole shareholder of The Whittemore Collection, Ltd., a New York corporation (“TWC”), and, in such capacity, may be deemed to have beneficial ownership over the shares held by TWC. George F. Landegger is the Chairman and President of TWC and owns the majority of voting shares of PWE, and, in such capacities, may be deemed to have beneficial ownership over the shares deemed beneficially owned by PWE and TWC.

PLAN OF DISTRIBUTION

We are registering the shares covered by this prospectus on behalf of the selling stockholders. All costs, expenses and fees connected with the registration of these shares will be borne by us. Any brokerage commissions and similar expenses connected with selling the shares will be borne by the selling stockholders. The selling stockholders may offer and sell the shares covered by this prospectus from time to time in one or more transactions. The term “selling stockholders” includes pledgees, donees, transferees and other successors-in-interest who may acquire shares through a pledge, gift, partnership distribution or other non-sale related transfer from the selling stockholders. The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale and they may sell the shares on one or more exchanges, in the over-the-counter market or in privately negotiated transactions at prevailing market prices at the time of sale, at fixed prices, at varying prices determined at the time of the sale or at negotiated prices. These transactions include:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;
•	exchange or over-the-counter distributions in accordance with the rules of the exchange or other market;
•	block trades in which the broker-dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	a combination of any such method of sale; and
•	any other method permitted pursuant to applicable law.

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 In connection with distributions of the shares or otherwise, the selling stockholders may:

•	sell the shares short and redeliver the shares to close out short positions;
•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of the shares covered by this prospectus, which they may in turn resell; and
•	pledge the shares to broker-dealers or other financial institutions, which, upon a default, they may in turn resell.

The selling stockholders may also sell any of the shares under Rule 144 rather than with this prospectus if the sale meets the requirements of that rule.

In effecting sales, the selling stockholders may engage broker-dealers or agents, who may in turn arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders and/or from the purchasers of the shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions. To our knowledge, there is currently no plan, arrangement or understanding between any selling stockholders and any broker-dealer or agent regarding the sale of any of the shares by the selling stockholders.

The selling stockholders, any broker-dealers or agents and any participating broker-dealers that act in connection with the sale of the shares covered by this prospectus may be “underwriters” under the Securities Act with respect to those shares and will be subject to the prospectus delivery requirements of the Securities Act. Any profit that the selling stockholders realize, and any compensation that any broker-dealer or agent may receive in connection with any sale, including any profit realized on resale of the shares acquired as principal, may constitute underwriting discounts and commissions. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain liabilities under statutes including, but not limited to, Section 11, 12 and 17 of the Securities Act and Section 10(b) and Rule 10b-5 under the Exchange Act.

The securities laws of some states may require the selling stockholders to sell the shares in those states only through registered or licensed brokers or dealers. These laws may also require that we register or qualify the shares for sale in those states unless an exemption from registration and qualification is available and the selling stockholders and we comply with that exemption. In addition, the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the shares.

If any selling stockholder notifies us that he has entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution, over-the-counter distribution or secondary distribution, or a purchase by a broker or dealer, we will file any necessary supplement to this prospectus to disclose:

•	the number of shares involved in the arrangement;
•	the terms of the arrangement, including the names of any underwriters, dealers or agents who purchase the shares, as required;
•	the proposed selling price to the public;
•	any discount, commission or other underwriting compensation;
•	the place and time of delivery for the shares being sold;
•	any discount, commission or concession allowed, reallowed or paid to any dealers; and
•	any other material terms of the distribution of the shares.

In addition, if the selling stockholder notifies us that a donee, pledgee, transferee or other successor-in-interest of the selling stockholder intends to sell more than 500 shares, we will file a supplement to this prospectus.

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DESCRIPTION OF SECURITIES

We are authorized to issue 150 million shares of stock, in two classes: 145 million shares of common stock, par value $.001 per share, and 5 million shares of preferred stock, including 3,000 shares of series B convertible preferred stock, par value $.001 per share. As of July 1, 2013, there were 66,072,833 shares of common stock outstanding, which were held of record by 222 stockholders, and 2,527 shares of preferred stock outstanding, consisting entirely of shares of series B convertible preferred stock, which were held of record by 11 stockholders.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board out of funds legally available therefor and in liquidation proceedings. Holders of common stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares.

Preferred Stock

Our board is authorized, without further stockholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock.

Although there is no current intention to do so, our board may, without stockholder approval, issue additional shares of series B convertible perferred stock or shares of another class or series of preferred stock with voting and conversion rights that could adversely affect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control.

Series B Convertible Preferred Stock

On May 23, 2013, we issued and sold 2,527 shares of series B convertible preferred stock at a price per share of $1,000, which, subject to adjustment for stock splits, stock dividends or other similar occurrences, we refer to in this prospectus as the invested amount.

Dividends. The holders of series B convertible preferred stock are entitled to receive quarterly, at the end of each calendar quarter, commencing on and after October 1, 2013, out of funds legally available therefor, dividends per share at the per annum rate of five percent of the invested amount in respect of the period beginning October 1, 2013 and ending December 31, 2013, and at a per annum rate of ten percent of the invested amount thereafter, prior and in preference to any declaration or payment of any dividend on any stock ranking junior to the series B convertible preferred stock. Such dividends will be cumulative, compounded annually, and accrue beginning on October 1, 2013, whether or not declared by our board of directors. At our election, dividends on the series B convertible preferred stock may be paid by the issuance and delivery of whole shares of common stock having an aggregate current market price at the time of issuance equal to the amount of dividends so paid, as long as such shares of common stock are registered for resale under an effective registration statement or such shares are then eligible to be sold without restriction under Rule 144 of the Securities Act. The shares of any class of our capital stock ranking equal to the series B convertible preferred stock as to dividends and the distribution of assets upon liquidation are referred to in this prospectus as pari passu stock. If any dividend becomes due and payable to the holders of series B convertible preferred stock and there is also due and payable a dividend to the holders of pari passu stock, and we have insufficient funds to make payment in full to all such holders of such respective dividends, then such funds as are available will be distributed among the holders, ratably in proportion to the full amounts to which they would otherwise respectively be entitled.

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Conversion. Each share of series B convertible preferred stock is convertible into the number of shares of common stock equal to the quotient obtained by dividing (i) the sum of the invested amount plus all declared or accrued but unpaid dividends on such shares of series B convertible preferred stock, by (ii) the conversion price per share. The initial per share conversion price was $0.68. The conversion price is subject to adjustment under certain circumstances to protect the holders of series B convertible preferred stock from dilution relative to certain issuances of common stock, or securities convertible into or exercisable for shares of common stock. Subject to certain exceptions, if we issue shares of common stock, or such other securities, at a price per share less than the then-effective conversion price, the conversion price will be adjusted to equal such lower per share consideration.

The series B convertible preferred stock is convertible at any time, at the option of the holder. In addition, on any “automatic conversion date,” each share of series B convertible preferred stock then outstanding automatically will be converted into common stock at the then effective conversion rate. An automatic conversion date, subject to certain additional limitations and requirements, will occur upon the earlier of (a) the date that is the 30th day after the later of our receipt of an approvable letter from the FDA for LuViva and the date on which the common stock achieves an average closing price for 20 consecutive trading days of at least $0.98 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares, (b) the date on which the common stock achieves an average closing price for 20 consecutive trading days of at least $1.16 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares, or (c) the date after May 23, 2015 on which the common stock achieves an average closing price for 20 consecutive trading days of at least $0.82 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares.

Voting. Each holder of a share of series B convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such share of series B convertible preferred stock would be convertible under the circumstances described above on the record date for the vote or consent of stockholders, and will otherwise have voting rights and powers equal to the voting rights and powers of the common stock.

Holders of the series B convertible preferred stock have the right to vote on those matters which, under the General Corporation Law of the State of Delaware, voting by classes of stock is required and, so long as at least 917 shares (such number subject to adjustment) of series B convertible preferred stock are outstanding, we may not, without the consent (given by vote in person or by proxy at a meeting called for the purpose, or by written consent) of the holders of a majority of the shares of series B convertible preferred stock then outstanding:

  create or authorize any shares of any class or series of capital stock having a preference or priority as to either dividends or distribution of assets upon liquidation equal or superior to any such preference or priority of the shares of series B convertible preferred stock, reclassify any existing securities into shares of such equal or superior stock or amend the terms of any existing securities in a manner inconsistent with the foregoing restriction;
  amend or repeal any provision of, or add any provision to, our certificate of incorporation or bylaws, if such action would adversely alter or change the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the series B convertible preferred stock;
  declare, pay or set aside any dividends on any stock ranking junior to the series B convertible preferred stock, or redeem or repurchase any such junior ranking stock;
  increase or decrease (other than in connection with a redemption or conversion) the authorized number of shares of series B convertible preferred stock; or
  alter or change the rights, preferences or privileges of the series B convertible preferred stock in a manner different from each other class of pari passu stock.

Further, and in addition to the approval rights described above, we may not, without the consent of the holders of all of the shares of series B convertible preferred stock then outstanding, adversely amend or repeal any provision of, or add any provision to, the preferences, rights, privileges or powers of the series B convertible preferred stock, in respect of:

•	the amount of dividends, or the timing of the required payment thereof;
•	the liquidation amount, or the timing of the required payment thereof;
•	the automatic conversion date; or
•	the conversion rights, including the conversion price.

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In addition, prior to the date that is the 30th day after the later of our receipt of an approvable letter from the FDA for LuViva and the date on which the common stock achieves an average closing price for 20 consecutive trading days of at least $0.98 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares, we may not, without the consent of the holders of 66 2/3% of the shares of series B convertible preferred stock then outstanding, incur or cause any of our subsidiaries to incur indebtedness for borrowed money, or guarantee indebtedness for borrowed money, that is (i) secured by our intellectual property; or (ii) in excess of $2,000,000.

Redemption. Subject to certain conditions, we have the right to redeem, to the fullest extent permitted by law, all or any portion of the outstanding series B convertible preferred stock at the then-current redemption price, at any time after May 23, 2015. The redemption price per share of series B convertible preferred stock will be equal to the liquidation amount, including unpaid dividends up to and including the date of redemption.

Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, referred to in this prospectus as a liquidation, or a “sale or merger” (as described below), the holders of the outstanding shares of series B convertible preferred stock, at their election, will be entitled to receive in exchange for and in redemption of each share of their series B convertible preferred stock, prior and in preference to the holders of stock ranking junior to the series B convertible preferred stock, (x) in the case of a liquidation, from any funds legally available for distribution to stockholders, and (y) in the case of a sale or merger, from the net proceeds therefrom, an amount equal to the greater of (i) the invested amount per share, plus the aggregate amount of all declared or accrued, but unpaid, dividends per share, or (ii) the amounts to which such holders would have been entitled if the shares were converted to shares of common stock immediately before the liquidation, or sale or merger as the case may be.

For purpose of the series B convertible preferred stock, a “sale or merger” includes, subject to exclusion by the vote of holders of series B convertible preferred stock constituting at least 66 2/3% of the total number of shares of such series outstanding, voting separately as a class, (a) our merger, reorganization, or consolidation into or with another corporation in which our stockholders immediately preceding such transaction own less than 50% of the voting securities of the surviving corporation, or (b) the sale, transfer, or lease (other than a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of our assets to any entity 50% or more of the voting securities of which are not beneficially owned by the beneficial owners of our voting securities prior to such transaction.

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Warrants and Options

We have issued warrants to purchase our common stock from time to time in connection with certain financing arrangements. Currently, there are warrants exercisable for an aggregate of 12,132,912 shares of common stock outstanding, as follows:

Warrants (Underlying Shares)	Exercise Price	Expiration Date
471,856	$0.65 per share	July 26, 2013
3,590,525	$0.65 per share	March 1, 2014
471,856	$0.80 per share	July 26, 2014
3,590,522	$0.80 per share	March 1, 2015
6,790	$1.01 per share	September 10, 2015
285,186	$1.05 per share	November 20, 2016
3,716,177*	$1.08 per share	May 22, 2018

__________

*	The shares of common stock to be offered pursuant to this prospectus were issued or are issuable upon exercise of these warrants. These warrants are divided into two tranches, with 1,858,087 shares of common stock issuable upon the exercise of the Tranche A Warrants and 1,858,090 shares of common stock issuable upon the exercise of the Tranche B Warrants. As described more fully below, the Tranche B Warrants are subject to a mandatory exercise provision.

The warrants issuable for shares of common stock to which this prospectus relates were issued on a pro rata basis to the selling stockholders in connection with their purchase of our series B convertible preferred stock. The warrants are exercisable at any time at an exercise price of $1.08 per share, subject to certain customary adjustments contained in the respective warrants. In addition, the warrants, which carry a five-year term, are split evenly into two tranches, one of which is subject to a mandatory exercise provision. This provision permits us, subject to certain limitations, to require exercise of such warrants at any time following (a) the date that is the 30th day after the later of our receipt of an approvable letter for LuViva and the date on which the common stock achieves an average market price for 20 consecutive trading days of at least $1.30 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares, or (b) the date on which the average market price of the common stock for 20 consecutive trading days immediately prior to the date we deliver a notice demanding exercise is at least $1.62 and the average daily trading volume of the common stock exceeds 25,000 shares for such 20 consecutive trading days. If the warrants subject to mandatory exercise are not timely exercised upon demand, such warrants will expire. Upon the occurrence of certain events, we also may be required to repurchase both tranches of warrants.

All outstanding warrant agreements provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

As of July 1, 2013, we have issued options to purchase a total of 6,320,166 shares of our common stock pursuant to various equity incentive plans, at a weighted average exercise price of $0.67 per share. Recommendations for option grants under our equity incentive plans are made by the compensation committee of our board, subject to ratification by the full board. The compensation committee may issue options with varying vesting schedules, but all options granted pursuant to our equity incentive plans must be exercised within ten years from the date of grant.

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Registration Rights of Certain Holders

In addition to the registration rights described above under “Selling Stockholders,” the holders of certain of our outstanding warrants or their transferees are entitled to certain registration rights with respect to the registration of the shares issuable upon exercise of those warrants under the Securities Act. These rights are provided under the terms of loan agreement, first executed on March 1, 2007.

OUR BUSINESS

Overview

We are a medical technology company focused on developing innovative medical devices that have the potential to improve healthcare. Our primary focus is the development of our LuViva™ non-invasive cervical cancer detection device and extension of our cancer detection technology into other cancers, including lung and esophageal. Our technology, including products in research and development, primarily relates to biophotonics technology for the non-invasive detection of cancers.

We are a Delaware corporation, originally incorporated in 1992 under the name “SpectRx, Inc.,” and, on February 22, 2008, changed our name to Guided Therapeutics, Inc. At the same time, we renamed our wholly owned subsidiary, InterScan, which originally had been incorporated as “Guided Therapeutics.”

Non-Invasive Cervical Cancer Detection

We believe LuViva will provide a less invasive and painless alternative to conventional tests for cervical cancer detection. We also believe LuViva can improve patient well-being and reduce healthcare costs, since it reduces or eliminates pain, is convenient to use and provides rapid results at the point-of-care.  We completed enrollment in our U.S. Food and Drug Administration (“FDA”) pivotal trial of LuViva in 2008 and on November 18, 2010, the FDA accepted our completed premarket approval (“PMA”) application, effective September 23, 2010, for substantive review. On March 7, 2011, we announced that the FDA had inspected two clinical trial sites as part of its review process and raised no formal compliance issues. On January 12, 2012, we announced our intent to seek an independent panel review of our PMA application after receiving a “not-approvable” letter from the FDA. On November 14, 2012 we filed an amended PMA with FDA. Assuming we receive FDA approval in 2013, we currently anticipate a late 2013 or early 2014 product launch, but cannot be assured we will be able to launch on that timetable, or at all.

Other Cancers

We believe our non-invasive cervical cancer detection technology can be applied to other cancers as well. To that end, from 2008 until early 2013 we had worked exclusively with Konica Minolta Opto, Inc., a subsidiary of Konica Minolta, Inc., a Japanese corporation based in Tokyo (“Konica Minolta”), to adapt our cervical cancer detection technology primarily for the detection of esophageal cancer. On February 6, 2013, we announced that we had terminated and replaced our existing agreements with Konica Minolta with a new license agreement allowing us to manufacture and to develop a non-invasive esophageal cancer detection product from Konica Minolta and based on our biophotonic technology platform (see “—Lung and Esophageal Cancer Detection—Konica Minolta”).

Our Business Strategy

Our mission is to build a profitable business that develops and commercializes medical products that improve people’s lives and increases stockholder value. To achieve this mission, we have completed the FDA pivotal trial for our first product, called LuViva, filed our PMA application with the FDA, and have raised capital for the development and launch of the LuViva device system. Development of our cancer diagnostic technology has been financed to date through a combination of government grants, strategic partners and direct investment. Bringing LuViva to market is the main focus of our business. In order to adequately finance the completion of the FDA review process, complete product development, and prepare for marketing of LuViva, additional capital will be needed; however, we cannot be assured of the availability of adequate capital (see “Risk Factors”).

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We believe that our technology, as developed for cervical cancer detection, can be modified and then applied to other cancers. Because development of our technology for additional cancers is costly and resource intensive, we sought a strategic partner to help defray costs and otherwise assist in the expansion of our cancer detection technology into other cancers. This resulted in our various collaborative agreements with Konica Minolta, including agreements related to the development of a prototype device specifically for esophageal cancer detection and our current license agreement with Konica Minolta (see “—Lung and Esophageal Cancer Detection—Konica Minolta”).

Industry Overview

Cervical Cancer Detection

Background

According to the American Cancer Society, cancer is a group of many related diseases. All forms of cancer involve the out-of-control growth and spread of abnormal cells. Normal body cells grow, divide, and die in an orderly fashion. Cancer cells, however, continue to grow and divide and can spread to other parts of the body. In America, half of all men and one-third of all women will develop cancer during their lifetimes. According to the American Cancer Society, the sooner a cancer is found and treatment begins, the better a patient’s chances are of being cured. We began investigating the applications of our technologies to cancer detection before 1997, when we initiated a market analysis for these uses. We concluded that our biophotonic technologies had applications for the detection of a variety of cancers through the exposure of tissue to light. We selected cervical cancer and skin cancer from a list of the ten most attractive applications as categories of cancer to pursue initially, and currently are focused primarily on the development of our non-invasive cervical cancer detection product.

Cervical Cancer

Cervical cancer is a cancer that begins in the lining of the cervix (which is located in the lower part of the uterus). Cervical cancer forms over time and may spread to other parts of the body if left untreated. There is generally a gradual change from a normal cervix to a cervix with precancerous cells to cervical cancer. For some women, precancerous changes may go away without any treatment. While the majority of precancerous changes in the cervix do not advance to cancer, if precancers are treated, the risk that they will become cancers can be greatly reduced. The Pap smear screening test, or Pap test, which involves a sample of cervical tissue being placed on a slide and observed in a laboratory, is currently the most common form of cervical cancer screening.

Cervical Cancer Market

The National Cancer Institute (“NCI”) estimates that in 2013, about 12,340 cases of invasive cervical cancer will be diagnosed and about 4,030 women will die from cervical cancer in the United States. According to published data, cervical cancer results in about 200,000 deaths annually worldwide, with 470,000 new cases reported each year.

We believe that our major market opportunities related to cervical cancer are in diagnosis and screening. Since the introduction of better screening and diagnostic methods, the number of cervical cancer deaths in the United States has declined dramatically, due mainly to the increased use of the Pap test. However, over the last five years, the incidences have been increasing. Moreover, the Pap test has a wide variation in sensitivity, which is the ability to detect the disease, and specificity, which is the ability to exclude false positives. A study by Duke University for the U.S. Agency for Health Care Policy and Research published in 1999 showed Pap test performance ranging from a sensitivity of 22% and specificity of 78% to sensitivity of 95% and specificity of 10%. About 60 million Pap tests are given annually in the United States. The average price of a Pap test in the United States is about $26. New technologies improving the sensitivity and specificity of the Pap test have recently been introduced and are finding acceptance in the marketplace.

After screening for cervical cancer by use of a Pap test, if necessary, a visual examination of the cervix using a colposcope is usually followed by a biopsy, or tissue sampling at one or more locations. This method looks for visual changes attributable to cancer. There are about two million colposcope examinations annually in the United States and Europe. In 2003, the average cost of a stand-alone colposcope examination in the United States was $185 and the average cost of a colposcopy with biopsy was $277.

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In 2006, a new vaccine for certain strains of the human papilloma virus, or HPV, was approved by the FDA. Most cervical cancers are associated with certain strains of HPV. The vaccine is administered in three doses, and according to guidelines, preferably to girls before they become sexually active. The approved vaccine is effective against 70% of the strains of HPV thought to be responsible for cervical cancer. Due to the limited availability and lack of 100% protection against all potentially cancer-causing strains of HPV, we believe that the vaccine will have a limited impact on the cervical cancer screening and diagnostic market for many years.

Our Non-invasive Cervical Cancer Product

LuViva is a non-invasive cervical cancer detection product, based on our proprietary biophotonic technology. The device is designed to identify cervical cancers and precancers painlessly, non-invasively and at the point-of-care by scanning the cervix with light, then analyzing the light reflected or emanating from the cervix. The information presented by the light would be used to indicate the likelihood of cervical cancer or precancers and/or to produce a map or image of diseased tissue. This test, unlike the Pap test or biopsy, has the potential to preserve the perspective and positional information of disease on the cervix, allowing for more accurate diagnosis. Our system also could allow doctors to make intelligent choices in triaging patients for biopsy or treatment and potentially for selecting biopsy sites that could be expanded for use in assisting in the detection of cancerous margins for cancer removal. Our product, in addition to detecting the structural changes attributed to cervical cancer, is also designed to detect the biochemical changes that precede the development of visual lesions. In this way, cervical cancer may be detected earlier in its development, which should increase the chances of effective treatment. The product is expected to incorporate a single-use, disposable calibration and alignment component. FDA approval of the intended use of our device is required and initial approval may be for a limited set of the above potential capabilities. Our strategy is to launch LuViva first in Canada and the developed countries of Europe, while continuing steps to procure FDA approval in the United States.

To date, more than 3,000 women have been tested with various LuViva prototype devices in multiple clinical settings. During 2000, we conducted human clinical feasibility studies of laboratory prototypes at two U.S. research centers, detecting 31% more cervical precancerous lesions than conventional Pap tests. The results were presented at the World Health Organization/European Research Organization on Genital Infection and Neoplasia Joint Experts Conference in Paris in April 2000. The study population included 133 women scheduled for colposcopy and biopsy, if indicated. A total of 318 tissue-specific comparisons were made between our device and colposcopy/biopsy results. Of the 318 patients included in this study, 20 had high-grade precancers, 36 had low-grade precancers, 146 had benign lesions and 116 had normal tissues. Compared to the Pap test, our product detected 31% more precancers and 25% more high-grade precancers without increasing the false positive rate.

In 2005, we continued to conduct our pivotal clinical trial, which had collected data on over 900 women by the end of the year. In 2005, we also completed work on our commercial prototype. In 2006 and 2007, we continued to enroll subjects in our pivotal clinical trial and, by the end of 2007, had enrolled 1,400 subjects.

In September 2006, we announced that the National Cancer Institute (“NCI”) awarded a grant of approximately $690,000 for development of our non-invasive cervical cancer detection technology. This grant was used to further the ongoing FDA pivotal clinical trial. In 2006 and 2007, we received approximately $523,000 and $398,000, respectively, of NCI grant funds. On October 5, 2009, we were awarded a $2.5 million matching grant by the NCI to bring to market and expand the array features for LuViva. The award provided resources to complete the regulatory process and begin manufacturing ramp up for LuViva and a single-patient-use disposable patient interface for the device and will be received over a period of three years. Under the award, we recorded revenue of approximately $68,000 in 2012 and approximately $912,000 in 2011. We are eligible to receive a maximum of approximately $150,000 in 2013.

On February 23, 2012, we announced that we had successfully completed an audit of our quality system and were recertified under ISO 13485:2003. This designation means that we are eligible to issue a conformity mark (“CE mark”) for LuViva once development is complete. The CE mark is necessary to sell LuViva in the European Union and certain other markets. On February 14, 2013, we announced that we passed our annual independent quality audit and, with all external and mechanical testing completed, plan to apply the Edition 3 CE Mark to LuViva for expanded commercial introduction of the product in select European countries. Passing the annual ISO audit and completing all the testing required to apply the Edition 3 CE Mark to LuViva allows management to accelerate its planned product rollout, in tandem with production ramp up. On October 4, 2011, we announced that LuViva was selected for inclusion in a review of new technologies by the United Kingdom’s NICE program. On December 14, 2011, we announced that Health Canada granted marketing approval for the device.

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We completed enrollment in our FDA pivotal trial in 2008 and on November 18, 2010, the FDA accepted our completed PMA application, effective September 23, 2010, for substantive review. On March 7, 2011, we announced that the FDA had inspected two clinical trial sites as part of its review process and raised no formal compliance issues. On January 12, 2012, we announced our intent to seek an independent panel review of our PMA application after receiving a “not-approvable” letter from the FDA. Assuming we receive FDA approval in 2013, we currently anticipate a late 2013 or early 2014 product launch, but cannot be assured we will be able to launch on that timetable, or at all.

Sales or leases of LuViva are expected to include a single-patient-use disposable patient interface. We expect the device itself to be priced at less than $20,000, with the disposable interface priced around $30 to $40. Profit margins on the disposable are expected to be approximately 90%. In the United States, we plan on establishing and training a 10-person sales force during the first year after launch, which will initially focus on early adopters in the larger population centers. Internationally, we plan on contracting with country-specific or regional distributors. We believe that the international market will be larger than the U.S. market. We have been in contact with more than 100 potential distributors, have formal distribution agreements in place covering 15 countries and expect to announce additional agreements over the next several months.

The market for cervical cancer screening is currently dominated by lab-based cytological screening of samples obtained from patients. The market for primary screening is dominated by Hologic, Inc., which markets the Thin Prep Pap test and Qiagen, Inc., which markets another method of cervical cancer screening, HPV detection. Qiagen is attempting to gain permission to use its device for primary screening. The Qiagen HPV test is already approved for use as a follow-up to ambiguous Pap test results and as an adjunct to the Pap test for screening women aged 30 and over. We have conducted marketing research related to the cervical cancer market and the impact of the growth of the lab-based cytological screening products. We are reviewing the impact of the changing competitive landscape related to our product development pace and our initial and potential positioning. We will have to demonstrate clinical and commercial effectiveness to be able to change current medical practice behavior and capture market share and cannot be sure that we will be able to do so.

Lung and Esophageal Cancer Detection

According to the World Health Organization, there are 1.2 million cases of lung cancer diagnosed each year worldwide, with at least half of these resulting in death. In the United States, lung cancer is the leading cause of death due to cancer, with 228,190 new cases and more than 159,480 deaths annually, according to the NCI’s 2013 estimates. Lung cancer is also a serious health issue in other parts of the world where cigarette smoking is endemic (Japan, for example, with more than 63,000 deaths annually). Despite this enormous and tragic toll, no effective method of early screening has been able to improve upon these rates. Historically, chest x-rays have been employed, but typically these identify later stage cancers, which are difficult to cure. Sputum tests to identify cancer markers in at-risk individuals have not been widely adopted and CT or other scanning technology is likely to be too expensive in the foreseeable future for screening or widespread use. Once a mass has been identified, usually by chest x-ray or physical symptoms such as bloody sputum, a bronchoscopy with biopsy and histopathological diagnosis of the mass is performed.

Worldwide, new cases of esophageal cancer are estimated at 410,000, with more than 17,990 new cases and 15,210 deaths in the United States alone, according to the NCI’s 2013 estimates. A precursor to esophageal cancer is a condition known as Barrett’s esophagus, which is caused by excessive acid reflux. Patients with this condition may be subjected to repeated and sometimes poorly directed biopies of areas of the esophagus thought to contain cancerous or preceancerous (neoplastic) cells. Because there may be several areas of suspicion, the clinical challenge is to try to identify those areas of the esophagus with greatest likelihood of neoplastic change. Endoscopic techniques, using regular white light, have only limited ability to accomplish this and defensively-minded practitioners often resort to multiple biopsies that are expensive and painful in order to increase the odds of finding disease.

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Since the processes associated with cancer development show similarities between cervical cancer and other cancers, we believe our technology, if integrated with an endoscopic system, may have the potential to more accurately, or in an earlier state, detect lung and esophageal cancers and precancers. To that end, we have worked with Konica Minolta to adapt our cervical cancer detection technology for detection of lung cancer and esophageal cancer (see “—Konica Minolta”). However, we are only in the early stages of clinical trials to evaluate this potential. We recently announced that we had received Institutional Review Board approval for testing the technology in humans and were granted a non-significant risk designation for the device. We have two clinics in the Atlanta, Georgia metropolitan area where we have been conducting a small scale study. The goal of the study, completed in 2012, was to establish feasibility of the product design and clinical implementation. As part of our feasibility study, qualified subjects underwent a standard EGD (Esophago Gastro Duodenoscopy) procedure and measurements with our device. Biopsy samples were taken in accordance with the standard of care.

Konica Minolta

Since April 2008, we have worked with Konica Minolta to explore the feasibility of adapting our microporation and biophotonic cancer detection technologies to other areas of medicine and to determine potential markets for these products in anticipation of a development agreement.

On April 28, 2009, we signed a one-year exclusive negotiation and development agreement of optimization of our microporation system for manufacturing, regulatory approval, commercialization and clinical utility with Konica Minolta. We renewed the agreement in 2010, 2011 and 2012 for additional one-year terms and changed the licensed technology to our biophotonic cancer detection technology.  We received approximately $750,000 in 2011 from Konica Minolta under this option to license agreements and received a total of $400,000 in 2012.

On January 28, 2010, we entered into another agreement with Konica Minolta for development of our biophotonic platform specific to the detection of esophageal cancer.  In this agreement, we provided Konica Minolta with technical, regulatory and clinical development of our biophotonic platform device for esophageal cancer detection.  In March 2011, we extended this agreement for an additional year, effective May 1, 2011.  We received approximately $1.72 million in 2011 from Konica Minolta under these development agreements and received a total of $1.3 million for the third year of development (original period of May 1, 2012 to April 30, 2013). In February 2013, we replaced our existing agreements with Konica Minolta with a new agreement, pursuant to which, subject to the payment of a nominal license fee due upon FDA approval, Konica Minolta has granted us a five-year, world-wide, non-transferable and non-exclusive right and license to manufacture and to develop a non-invasive esophageal cancer detection product from Konica Minolta and based on our biophotonic technology platform. The license permits us to use certain related intellectual property of Konica Minolta. In return for the license, we have agreed to pay Konica Minolta a royalty for each licensed product we sell. We continue to have the right to seek new collaborative partners to further develop our technology. Subsequent to December 31, 2012, the Company does not anticipate receiving future funding from Konica Minolta for research and development activities.

Research, Development and Engineering

To date, we have been engaged primarily in the research, development and testing of our LuViva non-invasive cervical cancer detection product and our core biophotonic technologies, as well as our since-discontinued glucose monitoring, diabetes detection and infant jaundice products. From inception in 1992 to March 31, 2013, we have incurred about $59.2 million in research and development expenses, net of about $24.7 million reimbursed through collaborative arrangements and government grants. Research and development costs were about $813,000 and $714,000 in the first quarter of 2013 and 2012, respectively, and about $3.2 million and $2.8 million in 2012 and 2011, respectively.

Since 2008, we have focused our research and development and our engineering resources almost exclusively on development of our biophotonic cancer detection technology, with only limited support of other programs funded through government contracts or third party funding. Because we have not yet launched commercial versions of our technology, only prototypes of our cervical cancer detection product have been tested. Because our research and clinical development programs for other cancers are at a very early stage, substantial additional research and development and clinical trials will be necessary before commercial prototypes of our cancer detection products can be produced.

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Several of the components used in our product or planned products are available from only one supplier, and substitutes for these components could not be obtained easily or would require substantial modifications to our products.

Manufacturing, Sales Marketing and Distribution

We have only limited experience in the production planning, quality system management, facility development, and production scaling that will be needed to bring production to commercial levels. We will need to develop additional expertise in order to successfully manufacture market and distribute any future products.

Patents

We have pursued a course of developing and acquiring patents and patent rights and licensing technology. Our success depends in large part on our ability to establish and maintain the proprietary nature of our technology through the patent process and to license from others patents and patent applications necessary to develop our products. As of March 31, 2013, we have 18 granted U.S. patents relating to our biophotonic cancer detection technology and four pending U.S. patent applications. We also have three granted patents that apply to our interstitial fluid analysis system.

Any of the patents held directly by us or licensed by us from third parties, or any of the processes used in the manufacture of our products, may be successfully challenged, invalidated or circumvented. Additionally, we may not otherwise be able to rely on these patents. In addition, we cannot be sure that competitors, many of whom have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that prevent, limit or interfere with our ability to make, use and sell our products either in the United States or in foreign markets. If any of our patents are successfully challenged, invalidated or circumvented or our rights or ability to manufacture our products were to be proscribed or limited, our ability to continue to manufacture and market our products could be adversely affected, which would likely have a material adverse effect upon our business, financial condition and results of operations.

Competition

The medical device industry in general and the markets for cervical cancer detection in particular, are intensely competitive. If successful in our product development, we will compete with other providers of cervical cancer detection and prevention products.

Current cervical cancer screening tests, primarily the Pap test and colposcopy, are well established and pervasive. Improvements and new technologies for cervical cancer detection and prevention, such as Thin-Prep from Hologic and HPV testing from Qiagen, have led to other new competitors. In addition, there are other companies attempting to develop products using forms of biophotonic technologies in cervical cancer detection, such as MediSpectra, Inc. (since acquired by Spectrascience, Inc.). MediSpectra was granted a very limited FDA approval in March 2006 to market its device for detection of cervical cancers. The limited approval limits use of the MediSpectra device only after a colposcopy, as an adjunct. We will be required to develop devices that are more accurate, easier to use or less costly to administer to create devices that have a competitive advantage.

In June 2006, the FDA approved the HPV vaccine Gardasil from drug maker Merck & Co., Inc. Gardasil is a prophylactic HPV vaccine, meaning that it is designed to prevent the initial establishment of HPV infections. For maximum efficacy, it is recommended that girls receive the vaccine prior to becoming sexually active. Since Gardasil will not block infection with all of the HPV types that can cause cervical cancer, the vaccine should not be considered a substitute for routine Pap tests. On October 16, 2009, GlaxoSmithKline PLC was granted approval in the United States for a similar preventive HPV vaccine, known as Cervarix.

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Government Regulation

All of our products are, or will be, regulated as medical devices. Medical device products are subject to rigorous FDA and other governmental agency regulations in the United States and may be subject to regulations of relevant foreign agencies. Noncompliance with applicable requirements can result in import detentions, fines, civil penalties, injunctions, suspensions or losses of regulatory approvals or clearances, recall or seizure of products, operating restrictions, denial of export applications, governmental prohibitions on entering into supply contracts, and criminal prosecution. Failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals or clearances, as well as any other failure to comply with regulatory requirements, would have a material adverse effect on our business, financial condition and results of operations.

The FDA regulates the clinical testing, design manufacture, labeling, packaging, marketing, distribution and record-keeping for these products to ensure that medical products distributed in the United States are safe and effective for their intended uses.

In the United States, medical devices are classified into one of three classes on the basis of the controls deemed necessary by the FDA to reasonably assure the devices’ safety and effectiveness. Under FDA regulations, Class I devices are subject to general controls, such as labeling requirements, notification to the FDA before beginning marketing activities and adherence to specified good manufacturing practices. Class II devices are subject to general and special controls, such as performance standards, surveillance after beginning market activities, patient registries, and FDA guidelines. Generally, Class III devices are those which must receive premarket approval from the FDA to ensure their safety and effectiveness. Examples of Class III devices include life-sustaining, life-supporting and implantable devices, as well as new devices that have not been found substantially equivalent to legally marketed Class I or II devices.

A medical device manufacturer may seek clearance to market a medical device by filing a 510(k) premarket notification with the FDA if the manufacturer establishes that a newly developed device is substantially equivalent to either a device that was legally marketed before May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or to a device that is currently legally marketed and has received 510(k) premarket clearance from the FDA. The 510(k) premarket notification must be supported by appropriate information, which may include data from clinical trials to establish the claim of substantial equivalence. Commercial distribution of a device for which a 510(k) premarket notification is required can begin only after the FDA determines the device to be substantially equivalent to a legally marketed device. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past. It generally takes from three to 12 months from the date of submission to obtain clearance of a 510(k) submission, but it may take substantially longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or may require additional information.

An adverse determination or a request for additional information could delay the market introduction of new products that fall into this category, such as LuViva, which could have a material adverse effect on our business, financial condition and results of operations. For LuViva, any of our future products that have to be cleared through the PMA or 510(k) process, including modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require new PMA application and approval or a 510(k) premarket notification. Any modified device for which a new PMA or 510(k) premarket notification is required cannot be distributed until the PMA is approved or 510(k) clearance is obtained. We may not be able to obtain PMA approval or 510(k) clearance in a timely manner, if at all, for LuViva or any future devices or modifications to LuViva or such devices for which we may submit a PMA 510(k) application.

A PMA application must be submitted if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device or for specified Class III devices. The application must contain valid scientific evidence to support the safety and effectiveness of the device, which includes the results of clinical trials, all relevant bench tests, and laboratory and animal studies. The application must also contain a complete description of the device and its components, as well as a detailed description of the methods, facilities and controls used for its manufacture, including, where appropriate, the method of sterilization and its assurance. In addition, the application must include proposed labeling, advertising literature and any required training methods. If human clinical trials of a device are required in connection with an application and the device presents a significant risk, the sponsor of the trial is required to file an application for an investigational device exemption before beginning human clinical trials. Usually, the manufacturer or distributor of the device is the sponsor of the trial. The application must be supported by data, typically including the results of animal and laboratory testing, and a description of how the device will be manufactured. If the application is reviewed and approved by the FDA and one or more appropriate institutional review boards, human clinical trials may begin at a specified number of investigational sites with a specified number of patients. If the device presents a non-significant risk to the patient, a sponsor may begin clinical trials after obtaining approval for the study by one or more appropriate institutional review boards, but FDA approval for the commencement of the study is not required. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study if the compensation received does not exceed the costs of manufacture, research, development and handling. A supplement for an investigational device exemption must be submitted to and approved by the FDA before a sponsor or an investigator may make a significant change to the investigational plan that may affect the plan’s scientific soundness or the rights, safety or welfare of human subjects.

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Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA makes this determination, it will accept the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the application. An FDA review of a PMA application generally takes one to two years from the date the application is accepted for filing. However, this review period is often significantly extended by requests for more information or clarification of information already provided in the submission. During the review period, the submission may be sent to an FDA-selected scientific advisory panel composed of physicians and scientists with expertise in the particular field. The FDA scientific advisory panel issues a recommendation to the FDA that may include conditions for approval. The FDA is not bound by the recommendations of the advisory panel. Toward the end of the PMA application review process, the FDA will conduct an inspection of the manufacturer’s facilities to ensure that the facilities are in compliance with applicable good manufacturing practice. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will issue a letter. This letter usually contains a number of conditions, which must be met in order to secure final approval of the application. When those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue an approval letter authorizing commercial marketing of the device for specified indications and intended uses.

The PMA application review process can be expensive, uncertain and lengthy. A number of devices for which a premarket approval has been sought have never been approved for marketing. The FDA may also determine that additional clinical trials are necessary, in which case the premarket approval may be significantly delayed while trials are conducted and data is submitted in an amendment to the PMA application. Modifications to the design, labeling or manufacturing process of a device that has received premarket approval may require the FDA to approve supplements or new applications. Supplements to a PMA application often require the submission of additional information of the same type required for an initial premarket approval, to support the proposed change from the product covered by the original application. The FDA generally does not call for an advisory panel review for PMA supplements, though applicants may request one. If any PMAs are required for our products, we may not be able to meet the FDA’s requirements or we may not receive any necessary approvals. Failure to comply with regulatory requirements or to receive any necessary approvals would have a material adverse effect on our business, financial condition and results of operations.

Regulatory approvals and clearances, if granted, may include significant labeling limitations and limitations on the indicated uses for which the product may be marketed. In addition, to obtain regulatory approvals and clearances, the FDA and some foreign regulatory authorities impose numerous other requirements with which medical device manufacturers must comply. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Any products we manufacture or distribute under FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA. The FDA also requires us to provide it with information on death and serious injuries alleged to have been associated with the use of our products, as well as any malfunctions that would likely cause or contribute to death or serious injury.

The FDA requires us to register as a medical device manufacturer and list our products. We are also subject to inspections by the FDA and state agencies acting under contract with the FDA to confirm compliance with good manufacturing practice. These regulations require that we manufacture our products and maintain documents in a prescribed manner with respect to manufacturing, testing, quality assurance and quality control activities. The FDA also has promulgated final regulatory changes to these regulations that require, among other things, design controls and maintenance of service records. These changes will increase the cost of complying with good manufacturing practice requirements.

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We are also subject to a variety of other controls that affect our business. Labeling and promotional activities are subject to scrutiny by the FDA and, in some instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved users. We are also subject, as are our products, to a variety of state and local laws and regulations in those states and localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those regions. Manufacturers are also subject to numerous federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations now or in the future. These laws or regulations may have a material adverse effect on our ability to do business.

International sales of our products are subject to the regulatory requirements of each country in which we market our products. The regulatory review process varies from country to country. The European Union has promulgated rules that require medical products to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical directives. The appropriate ISO certification is one of the CE mark requirements. We maintain ISO 13485:2003 certification, which allows us to issue a CE mark for our non-invasive cervical cancer detection device once development is complete and sell the device in the European Union and other markets. Losing the right to affix the CE mark to our cervical cancer detection device or any future products could have a material adverse effect on our business, financial condition and results of operations.

We will be responsible for obtaining and maintaining regulatory approvals for our products. The inability or failure to comply with the varying regulations or the imposition of new regulations would materially adversely affect our business, financial condition and results of operations.

Employees and Consultants

As of March 31, 2013, we had 34 regular employees and consulting or other contract arrangements with six additional persons to provide services to us on a full- or part-time basis. Of the 40 people employed or engaged by us, 22 are engaged in research and development activities, four are engaged in sales and marketing activities, one is engaged in clinical testing and regulatory affairs, five are engaged in manufacturing and development, and eight are engaged in administration and accounting. No employees are covered by collective bargaining agreements, and we believe we maintain good relations with our employees.

Our ability to operate successfully and manage our potential future growth depends in significant part upon the continued service of key scientific, technical, managerial and finance personnel, and our ability to attract and retain additional highly qualified personnel in these fields. Two of these key employees have an employment contract with us; none are covered by key person or similar insurance. In addition, if we are able to successfully develop and commercialize our products, we likely will need to hire additional scientific, technical, marketing, managerial and finance personnel. We face intense competition for qualified personnel in these areas, many of whom are often subject to competing employment offers. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operations.

PROPERTIES

Our corporate offices, which also comprise our administrative, research and development, marketing and production facilities, are located at 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, where we lease approximately 23,000 square feet under a lease that expires in June 2017.

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LEGAL PROCEEDINGS

We are subject to claims and legal actions that arise in the ordinary course of business. However, we are not currently subject to any claims or actions that we believe would have a material adverse effect on our financial position or results of operations.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is dually listed on the OTCBB and the OTCQB quotation systems under the ticker symbol “GTHP.” The number of record holders of our common stock at July 1, 2013 was 222.

The high and low sales prices for the first and second quarters of 2013 and calendar years 2012 and 2011, as reported by the OTCBB, are as follows:

	2013		2012		2011
	High	Low	High	Low	High	Low
First Quarter	$ 0.87	$ 0.62	$1.74	$0.69	$1.46	$0.77
Second Quarter	$ 0.98	$ 0.67	$0.90	$0.64	$1.07	$0.85
Third Quarter			$0.94	$0.68	$1.00	$0.74
Fourth Quarter			$0.76	$0.52	$1.52	$0.69

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Dividend Policy

We have not paid any dividends since our inception and do not intend to pay any dividends in the foreseeable future. The certificate of designations pertaining to our series B convertible preferred stock imposes certain restrictions on our ability to pay dividends on our common stock. For information about these restrictions and the dividends to which holders of series B convertible preferred stock are entitled, see “Description of Securities—Preferred Stock.”

Securities Authorized for Issuance Under Equity Compensation Plans

All the securities we have provided our employees, directors and consultants have been issued under our stock option plans, which are approved by our stockholders. We have issued common stock to other individuals that are not employees or directors, in lieu of cash payments, that are not part of any plan approved by our stockholders.

 Securities authorized for issuance under equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,463,206	$0.67	6,792,013
Equity compensation plans not approved by security holders	-	-	-
TOTAL	6,463,206	$0.67	6,792,013

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MANAGEMENT’s DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONs

The following discussion should be read in conjunction with our financial statements and notes thereto accompanying this prospectus.

Overview

We are a medical technology company focused on developing innovative medical devices that have the potential to improve healthcare. Our primary focus is the development of our LuViva non-invasive cervical cancer detection device and extension of our cancer detection technology into other cancers, including esophageal. Our technology, including products in research and development, primarily relates to biophotonics technology for the non-invasive detection of cancers.

We are a Delaware corporation, originally incorporated in 1992 under the name “SpectRx, Inc.,” and, on February 22, 2008, changed our name to Guided Therapeutics, Inc. At the same time, we renamed our wholly owned subsidiary, InterScan, which originally had been incorporated as “Guided Therapeutics.”

Since our inception, we have raised capital through the private sale of preferred stock and debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants.

Our prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. We have experienced operating losses since our inception and, as of March 31, 2013, we have an accumulated deficit of about $93.9 million. To date, we have engaged primarily in research and development efforts. We do not have significant experience in manufacturing, marketing or selling our products. Our development efforts may not result in commercially viable products and we may not be successful in introducing our products. Moreover, required regulatory clearances or approvals may not be obtained in a timely manner, or at all. Our products may not ever gain market acceptance and we may not ever generate significant revenues or achieve profitability. The development and commercialization of our products requires substantial development, regulatory, sales and marketing, manufacturing and other expenditures. We expect our operating losses to continue through at least the end of 2013 as we continue to expend substantial resources to introduce LuViva, further the development of our other products, obtain regulatory clearances or approvals, build our marketing, sales, manufacturing and finance organizations and conduct further research and development.

Our product revenues to date have been limited. In 2012 and 2011, the majority of our revenues were from grants from the NCI and NHI and our collaborative arrangements with Konica Minolta.

Recent Developments

        On July 2, 2013, we announced receipt of purchase orders for $3 million in LuViva device and disposable sales to the Turkish Ministry of Health. Shipment of that order is scheduled to begin in the third quarter of 2013 and continue through the end of 2014.

As of June 17, 2013, we have received during 2013 a total of $1.7 million from the exercise of outstanding warrants to purchase an aggregate of 2.5 million shares of our common stock.

On June 14, 2013, we held our annual meeting of stockholders at which our stockholders (i) elected Mark Faupel, Ronald Allen, Ronald Hart, John Imhoff, Michael James, Jonathan Niloff and Linda Rosenstock to serve as directors until our next annual meeting or until their successors have been elected, (ii) approved, on an advisory basis, the compensation of our named executive officers, (iii) voted, on an advisory basis, to hold future votes to approve the compensation of our named executive officers annually, and (iv) ratified the appointment of UHY LLP as our independent registered public accounting firm for fiscal year 2013. Based on the recommendation of our stockholders and the board of directors’ recommendation included in our proxy statement for the annual meeting, we have determined to submit to our stockholders, on an advisory basis, annual proposals to approve the compensation of our named executive officers.

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On May 24, 2013, we completed a private placement of our series B convertible preferred stock and warrants to purchase shares of our common stock. We issued an aggregate of 2,527 shares of our series B convertible preferred stock, par value $.001, at a purchase price of $1,000 per share, subject to the terms of a Securities Purchase Agreement, dated May 21, 2013, between us and the selling stockholders. Our series B convertible preferred stock has the terms set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock and described under “Description of Securities—Preferred Stock.” The initial conversion price of the series B convertible preferred stock was $0.68 per share, such that each share of series B convertible preferred stock would convert into 1,471 shares of our common stock, subject to customary adjustments, including for any accrued but unpaid dividends and pursuant to certain anti-dilution provisions. We also issued warrants, on a pro rata basis to the selling stockholders, exercisable to purchase an aggregate of 3,716,177 shares of our common stock. The warrants, which carry a five-year term, were split evenly into two tranches, one of which is subject to a mandatory exercise provision. The warrants are exercisable at any time at an exercise price of $1.08 per share, subject to certain customary adjustments contained in the respective warrants. In connection with the private placement, we entered into a registration rights agreement with the selling stockholders pursuant to which we have certain contractual obligations to register the shares of common stock issuable upon conversion of our series B convertible preferred stock and exercise of the warrants.

On May 20, 2013, we announced that, effective May 10, 2013, Shabbir Bambot, Ph.D., resigned from his position as Vice President of Research and Development.

On May 1, 2013, we announced that LuViva’s clinical trial results were to be published in the Journal, Gynecologic Oncology. The article states that LuViva detected 36.4% more cervical intraepithelial neoplasia (CIN2+) than tests used under current guidelines and could reduce unnecessary referrals of women with normal pathology by as much as 40%.

        On April 17, 2013, we announced that we shipped our first Edition 3 CE marked LuViva devices to our distributor in Turkey. The delivery was the first of approximately 15 units we planned to manufacture and ship to distributors in the second quarter of 2013. Purchase orders for 13 units were received and 6 units were shipped in the second quarter. Due to a requested software change by our Turkish distributor and a shipping schedule change by our Nigerian distributor, the remaining units are scheduled to be shipped early in the third quarter of 2013.

Critical Accounting Policies

Our material accounting policies, which we believe are the most critical to an investors understanding of our financial results and condition, are discussed below. Because we are still early in our enterprise development, the number of these policies requiring explanation is limited. As we begin to generate increased revenue from different sources, we expect that the number of applicable policies and complexity of the judgments required will increase.

Revenue Recognition: We recognize revenue from contracts on a straight line basis, over the terms of the contract. We recognize revenue from grants based on the grant agreement, at the time the expenses are incurred. Revenue from the sale of the Company’s products is recognized upon shipment of such products to its customers.

Valuation of Deferred Taxes: We account for income taxes in accordance with the liability method. Under the liability method, we recognize deferred assets and liabilities based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. We establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income.

Stock Option Plan: We measure the cost of employees services received in exchange for equity awards, including stock options, based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards.

Warrants: We have issued warrants, which allow the warrant holder to purchase one share of stock at a specified price for a specified period of time. We record equity instruments, including warrants issued to non-employees, based on the fair value at the date of issue. The fair value of the warrants, at date of issuance, is estimated using the Black-Scholes Model.

Allowance for Inventory Valuation: We estimate losses from obsolete and damaged inventories quarterly and revise our reserves as a result.

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Allowance for Accounts Receivable: We estimate losses from the inability of our customers to make required payments and periodically review the payment history of each of our customers, as well as their financial condition, and revise our reserves as a result.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2012

Service Revenue:  Service revenue decreased to approximately $167,000 for the quarter ended March 31, 2013, from approximately $718,000 for the same period in 2012. Service revenue was lower for the first quarter 2013 due to the termination of certain agreements with Konica Minolta.

Sales Revenue, Cost of Sales and Gross Loss from Devices and Disposables: Sales revenue from the sale of LuViva devices and disposables for the three months ended March 31, 2013 was approximately $132,000. Related costs of sales were approximately $158,000, which resulted in a gross loss on the device and disposables of approximately $26,000. There were no sales of devices and disposables for the same period in 2012.

Research and Development Expenses:  Research and development expenses increased to approximately $813,000 for the three months ended March 31, 2013, compared to $714,000 for the same period in 2012.  The increase, of approximately $99,000, was primarily due to an increase in research and development for our cervical cancer detection product, as we prepare for marketing and production.

Sales and Marketing Expenses:  Sales and marketing expenses were approximately $164,000 during the three months ended March 31, 2013, compared to $70,000 for the same period in 2012. The increase was primarily due to efforts underway in marketing our cervical cancer detection product.

General and Administrative Expenses:  General and administrative expenses increased to approximately $1 million during the three months ended March 31, 2013, compared to approximately $930,000 for the same period in 2012.  The increase of approximately $109,000, or 11.7%, is primarily related to an increase in stock based compensation recorded in for the three months ended March 31, 2013.

Other Income: Other income was approximately $75,000 for the three months ended March 31, 2013. Other income consists of a one-time payment from our old insurance company for old policy dividends. There was no other income for the same period in 2012.

Interest Expense:  Interest expense decreased to approximately $15,000 for the three months ended March 31, 2013, as compared to approximately $17,000 for the same period in 2012, primarily due to repayment of notes.

Net loss was approximately $1.8 million during the three months ended March 31, 2013, compared to $1.0 million for the same period in 2012, for the reasons outlined above.

Comparison of 2012 and 2011

General: Net loss attributable to common stockholders decreased to approximately $4.4 million or $0.08 per share in 2012, from $6.6 million or $0.14 per share in 2011.

Revenue from Grants and other Agreements: Total revenues decreased to approximately $3.3 million in 2012, from $3.6 million in 2011. During the years ended December 31, 2012 and 2011, we recorded revenue of approximately $68,000 and $912,000 from the NCI grant, respectively. In 2012, we recorded approximately $2.5 million of revenue was recorded in connection with our agreements with Konica Minolta, compared to approximately $2.0 million for the same period in 2011. There were no costs of sales associated with this revenue in 2012 and 2011.

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Sales Revenue, Cost of Sales and Gross Loss from Devices and Disposables: Revenue from the sale of demonstration LuViva devices for the year ended December 31, 2012 and 2011, were approximately $72,000 and $25,000, respectively. Related costs of sales were approximately $130,000 and $106,000, respectively, which resulted in a gross loss on the device of approximately $58,000 and $81,000, respectively.

Claim Settlement: Claim settlement expense was approximately $3.6 million in 2011, and consisted of a one-time expense associated with the issuance of warrants to purchase approximately 2.6 million shares of our common stock in settlement of a claim. There were no expenses for claim settlement in the year ended December 31, 2012.

Research and Development Expenses: Research and development expenses increased to approximately $3.2 million in 2012, compared to approximately $2.8 million in 2011, due to an increase in expenses associated with preparation for production of demonstration devices and new engineers hired in 2011.

Sales and Marketing Expenses: Sales and marketing expenses increased to approximately $424,000, compared to approximately $287,000 in 2011, due to an increase in expenses associated with preparation for the marketing efforts for LuViva.

General and Administrative Expense: General and administrative expense increased to about $3.9 million in 2012, from about $3.6 million in 2011. The increase is primarily related increase in accrued expenses for the year ended December 31, 2012, offset in part by a one-time write-off of obsolete materials in 2011, due to improved technology and design of our device, of approximately $270,000.

Other Income: Other income was approximately zero in 2012, compared to approximately $192,000 in 2011. The decrease is primarily related to approximately $120,000 received from Konica Minolta as reimbursement for the costs of a Konica Minolta employee seconded to us as part of our collaboration arrangement with Konica Minolta, as well as approximately $60,000 gain on debt restructured in the year then ended December 31, 2011.

Interest Expense: Interest expense decreased to approximately $72,000 for the year ended December 31, 2012, as compared to expenses of approximately $80,000 for the same period in 2011. The decrease is primarily due to the February 26, 2010 conversion of indebtedness into common stock, as well as a decrease in 2011 interest expense on a smaller principle amount of outstanding indebtedness that resulted from the repayment of outstanding indebtedness in the prior year.

There was no income tax benefit recorded for the years ended December 31, 2012 and 2011, due to recurring net operating losses.

Liquidity and Capital Resources

Since our inception, we have raised capital through the private sale of preferred stock and debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants. At March 31, 2013, we had cash of approximately $1.1 million and working capital of approximately $421,000. At December 31, 2012, we had cash of approximately $1.0 million and a negative working capital of approximately $84,000.

Our major cash flows in the quarter ended March 31, 2013, consisted of cash out-flows of approximately $1.3 million from operations, including approximately $1.8 million of net loss, cash outflow of $101,000 from investing activities and a net change from financing activities of $1.5 million, which primarily represents the proceeds received from the exercise of outstanding warrants and options, offset in part by cash utilized for loan repayment. Our major cash flows in the year ended December 31, 2012, consisted of cash out-flows of $3.7 million from operations, including approximately $4.4 million of net loss, cash outflow of $552,000 from investing activities and a net change from financing activities of $3.1 million, which primarily represents the proceeds received from exercise of outstanding warrants and options.

For the year ended December 31, 2012, we received approximately $1.7 million from Konica Minolta in connection with our prior collaboration and licensing agreements. On February 6, 2013, we announced that we had replaced our existing agreements with Konica Minolta with a new license agreement allowing us to manufacture and to develop a non-invasive esophageal cancer detection product from Konica Minolta and based on our biophotonic technology platform.

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In July 2012, we completed a warrant exchange program, pursuant to which we exchanged warrants exercisable for a total of 15,941,640 shares of common stock, or 56.29% of the warrants eligible to participate, for three classes of new warrants. The first class of new warrants expired on September 17, 2012 and carried an exercise price of $0.40, $0.45 or $0.50, depending on the date exercised. The second class of new warrants carries a one-year extension from the original expiration date and is exercisable at $0.65. The third class of new warrants carries a two-year extension from the original expiration date and is exercisable at $0.80. As of March 31, 2013 we had and issued 9,582,348 shares of common stock and received approximately $4.5 million in cash, in connection with the exercise of the new warrants.

We will be required to raise additional funds through public or private financing, additional collaborative relationships or other arrangements. We believe our existing and available capital resources will be sufficient to satisfy our funding requirements through the first quarter of 2014. We are evaluating various options to further reduce our cash requirements to operate at a reduced rate, as well as options to raise additional funds, including loans.

Substantial capital will be required to develop our products, including completing product testing and clinical trials, obtaining all required U.S. and foreign regulatory approvals and clearances, and commencing and scaling up manufacturing and marketing our products. Any failure to obtain capital would have a material adverse effect on our business, financial condition and results of operations.

Our financial statements have been prepared and presented on a basis assuming we will continue as a going concern.  The above factors raise substantial doubt about our ability to continue as a going concern, as more fully discussed in Note 1 to the annual consolidated financial statements contained herein and in the report of our independent registered public accounting firm accompanying such financial statements.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements; no special purpose entities; nor do activities that include non-exchange-traded contracts account for at fair value.

DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers are elected by and serve at the discretion of our board of directors. The following table lists information about our directors and executive officers as of June 17, 2013:

Name	Age	Position with Guided Therapeutics
Mark L. Faupel, Ph.D.	58	Chief Executive Officer, Acting Chief Financial Officer, President and Director
Richard L. Fowler	57	Senior Vice President of Engineering
Ronald W. Allen	71	Chairman and Director
Ronald W. Hart, Ph.D.	71	Vice Chairman and Director
John E. Imhoff, M.D.	64	Director
Michael C. James	54	Director
Jonathan M. Niloff, M.D.	58	Director
Linda Rosenstock, M.D.	62	Director

Except as set forth below, all of the executive officers have been associated with us in their present or other capacities for more than the past five years. Officers are elected annually by the board of directors and serve at the discretion of the board. There are no family relationships among any of our executive officers and directors.

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Mark L. Faupel, Ph.D. has been a director since 2007 and has more than 26 years of experience in developing non-invasive alternatives to surgical biopsies and blood tests, especially in the area of cancer screening and diagnostics. Dr. Faupel has served as our Chief Executive Officer since May 2007 and prior thereto was our Chief Technical Officer from April 2001 to May 2007.  Prior to coming to us in 1998, Dr. Faupel was the co-founder and Vice President of Research and Development at Biofield Corp. His work in early stage cancer detection has won two international awards and he is a former member of the European School of Oncology Task Force.  Dr. Faupel has served as a National Institutes of Health reviewer, is the inventor on 15 U.S. patents and has authored numerous scientific publications and presentations, appearing in such peer-reviewed journals as The Lancet. Dr. Faupel earned his Ph.D. in neuroanatomy and physiology from the University of Georgia.

Dr. Faupel’s extensive experience in founding and managing point of care cancer detection companies includes the basic scientific applications, clinical trials, regulatory affairs and financing.  As such, Dr. Faupel, as CEO, advises the board on all aspects of our business. He is currently the Acting Chief Financial Officer.

Rick Fowler, Mr. Fowler, Sr. VP of Engineering is an accomplished Executive with significant experience in the management of businesses that sell, market, produce and develop sophisticated medical devices and instrumentation. Mr. Fowler’s  25 plus years of experience includes assembling and managing teams, leading businesses and negotiating contracts, conducting litigation, and developing ISO, CE, FDA QSR, GMP and GCP compliant processes and products. He is adept at providing product life cycle management through effective process definition and communication - from requirements gathering, R&D feasibility, product development, product launch, production startup and support. Mr. Fowler combines outstanding analytical, out-of-the-box, and strategic thinking with strong leadership, technical, and communication skills and he excels in dynamic, demanding environments while remaining pragmatic and focused. He is able to deliver high risk projects on time and under budget as well as enhance operational effectiveness through outstanding cross-functional team leadership (R&D, marketing, product development, operations, QA, sales, service, and finance). In addition, Mr. Fowler is well versed in global medical device regulatory and product compliance requirements.

Ronald W. Allen was named a Director of Guided Therapeutics in September 2008 and was elected Chairman of the Board in 2011.  He is currently the President and CEO and Chairman of the Board of Direcotors for Aaron’s, Inc. Mr. Allen retired as Delta Airline Chairman of the Board, President and Chief Executive Officer in July 1997, and had been its chairman of the board and Chief Executive Officer since 1987.  He is a Director of The Coca-Cola Company, Aaron’s, Inc., Aircastle Limited and Forward Air Corporation. He also is a board member of the St. Joseph’s Translational Research Institute, which endeavors to turn new medical discoveries into tangible cures.

Mr. Allen, as Chairman and CEO of Delta Airlines, pioneered the international expansion of Delta into new markets, much as we are pioneering new technology in the fight against cancer.  Mr. Allen has extensive experience serving on many types of boards, both for small and large companies and for medical and non-medical entities.  His background in personnel is helpful to the Board as we grow and add new personnel.

Ronald W. Hart, Ph.D. has served as a member of our Board of Directors since March 2007 and was elected Vice Chairman of the Board in 2011.  He has published over 600 peer-reviewed publications, has been appointed to a number of academic positions and is credited with developing the first direct proof that DNA is causal in certain forms of cancer.  He chaired a number of federal committees and task forces, including the development and implementation of the Technology Transfer Act of 1986 and the White House Task Force on Chemical Carcinogenesis.  In 1980, Dr. Hart was appointed Director of the National Center for Toxicological Research, the research arm of the FDA, a position he held until 1992. In 1992, Dr. Hart was the first ever Presidential Appointee to the position of Distinguished Scientist in Residence for the US Public Health Service/FDA, a position he held until his retirement in 2000. Dr. Hart received his Ph.D. in physiology and biophysics from the University of Illinois.  Dr. Hart has helped in the development of business strategy for a number of start-up companies.

Dr. Hart adds considerable value to the Board in at least four critical areas:

(1)  As a former FDA bureau chief, he advises the Board and management on our FDA relationship and strategy.

(2) As an active participant in the venture community, he advises the Board on financing and other opportunities.

36

(3)  As an expert in organizational matters, he advises the Board and management regarding company strategy and potential strategic partnerships.

(4)  As an expert in international trade, he advises the Board and management on international partnering and distribution agreements.

John E. Imhoff, M.D. has served as a member of our Board of Directors since April 2006.  Dr. Imhoff is an ophthalmic surgeon who specializes in cataract and refractive surgery.   He is one of our principal stockholders and invests in many other private and public companies.  He has a B.S. in Industrial Engineering from Oklahoma State University, an M.D. from the University of Oklahoma and completed his ophthalmic residency at the Dean A. McGee Eye Institute. He has worked as an ophthalmic surgeon and owner of Southeast Eye Center since 1983.

Dr. Imhoff has experience in clinical trials and in other technical aspects of a medical device company.  His background in industrial engineering is especially helpful to our company, especially as Dr. Imhoff can combine this knowledge with clinical applications.  His experience in the investment community also lends itself as invaluable to a public company that participates in equity transactions.

Michael C. James has served as a member of our Board of Directors since March 2007. Mr. James is also the Managing Partner of Kuekenhof Capital Management, LLC, a private investment management company, Chief Executive Officer and the Chief Financial Officer of Inergetics, Inc., a nutraceutical supplements company and also the Chief Financial Officer of Terra Tech Corporation, which is a hydroponic and agricultural company. He also holds the position of Managing Director of Kuekenhof Equity Fund, L.P. and Kuekenhof Partners, L.P.  Mr. James currently sits on the Board of Directors of Inergetics, Inc. Mr. James was Chief Executive Officer of Nestor, Inc. from January 2009 to September 2009 and served on their Board of Directors from July 2006 to June 2009.  He was employed by Moore Capital Management, Inc., a private investment management company from 1995 to 1999 and held position of Partner. He was employed by Buffalo Partners, L.P., a private investment management company from 1991 to 1994 and held the position of Chief Financial and Administrative Officer. He began his career in 1980 as a staff accountant with Eisner LLP. Mr. James received a B.S. degree in Accounting from Farleigh Dickinson University in 1980.

Mr. James has experience both in the areas of company finance and accounting, which is invaluable to us during financial audits and offerings.  Mr. James has extensive experience in the management of both small and large companies and his entrepreneurial background is relevant as we develop as a company.

Jonathan M. Niloff, M.D. was elected as a director in April 2010.  Dr. Niloff is Vice President and Executive Medical Director Population Health of McKesson Technology Solutions, a medical software company. Prior to that, Dr. Niloff was the the Founder, Chairman of the Board and Chief Medical Officer of MedVentive Inc.  Prior to joining MedVentive, Dr. Niloff served as President of the Beth Israel Deaconess Physicians Organization, Medical Director for Obstetrics and Gynecology for its Affiliated Physicians Group, and Chief of Gynecology at New England Deaconess Hospital.  He served as an Associate Professor of Obstetrics, Gynecology, and Reproductive Biology at Harvard Medical School.  He has deep expertise in all aspects of medical cost and quality improvement, and has published extensively on the topic of gynecologic oncology including the development of the CA125 test for ovarian cancer.  Dr. Niloff received his undergraduate education at The Johns Hopkins University, an MD degree from McGill University, and an MBA degree from Boston University.

Dr. Niloff is uniquely qualified to assist the Board and management because he combines his clinical background as a Harvard Ob-Gyn with his business acumen developed through an MBA degree and as CMO of MedVentive.  Dr. Niloff has specific experience in evaluating new medical technology (e.g., CA125) and its implications to cost containment and reimbursement.  Furthermore, Dr. Niloff has numerous professional contacts in the Ob-Gyn community that can aid in our development and marketing of our cervical cancer detection technology.

Linda Rosenstock, M.D. was appointed to the Board in April 2012. Dr. Linda Rosenstock is a Dean Emeritus and Professor of the University of California, Los Angeles (UCLA) Fielding School of Public Health, a position she has held since 2000. She holds appointments as Professor of Medicine and Environmental Health Sciences and is a recognized authority in broad areas of public health and science policy. Internationally, Dr. Rosenstock has been active in teaching and research in many developing countries and has served as an advisor to the World Health Organization. Dr. Rosenstock also chaired the United Auto Workers/General Motors Occupational Health Advisory Board. She is an Honorary Fellow of the Royal College of Physicians and an elected member of the National Academy of Sciences' Institute of Medicine where she has served as a member of their Board on Health Sciences Policy and Chair of the Committee for Preventive Services for Women. In January 2011, she was appointed by President Obama to the Advisory Group on Prevention, Health Promotion and Integrative and Public Health. She has served on the Board of Directors for Skilled Health Care since 2009.

37

Before coming to UCLA in 2000, Dr. Rosenstock served as Director of the National Institute for Occupational Safety and Health (NIOSH) for nearly seven years. As Director of NIOSH, Dr. Rosenstock led the only federal agency with a mandate to undertake research and prevention activities in occupational safety and health. During her tenure, she was instrumental in creating the National Occupational Research Agenda, a framework for guiding occupational safety and health research, and in expanding the agency's responsibilities. In recognition of her efforts, Dr. Rosenstock received the Presidential Distinguished Executive Rank Award, the highest executive service award in the government and was also the James P. Keogh Award Winner for 2011 in appreciation of a lifetime of extraordinary leadership in occupational health and safety. Dr. Rosenstock received her M.D. and M.P.H. from The Johns Hopkins University. She conducted her advanced training at the University of Washington, where she was Chief Resident in Primary Care Internal Medicine and a Robert Wood Johnson Clinical Scholar.

Dr. Rosenstock is uniquely qualified as a board member for guided therapeutics.  First, as a trained physician who also chairs the preventive services for women committee of the institute of national academy of sciences institute of medicine, she has been directly involved in setting institutional and government policy for breast and cervical cancer screening, which is directly relevant to our LuViva cervical cancer detection device.  Secondly, she brings a wealth of international experience in developing countries, which is a focus of our product distribution effort in cancer detection.  Thirdly, she has demonstrated a lifetime of extraordinary leadership and her international recognition as an expert in health policy will provide outstanding credibility to guided therapeutics as a leading innovator in women’s healthcare.

38

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table lists specified compensation we paid during each of the fiscal years ended December 31, 2012 and 2011 to the chief executive officer and our two other most highly compensated executive officers, collectively referred to as the named executive officers, in 2012:

2012 and 2011 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Total ($)
Mark Faupel, Ph.D. President, CEO, Acting CFO and Director	2012	243,000	-	-	243,000
	2011	243,000	-	214,500	457,000
Richard Fowler, Senior Vice President of Engineering	2012 2011	195,000 173,400	- -	- 6,250	195,000 179,650
Shabbir Bambot, Ph.D. Vice President of Research and Development	2012	193,000	-	-	193,000
	2011	183,750	-	6,000	189,750

(1) See Note 3 to the consolidated financial statements that accompany this report.

Dr. Faupel’s 2012 and 2011 compensation consisted of a base salary of $243,000, and usual and customary company benefits. As of December 31, 2012, Dr. Faupel’s remaining deferred salary was approximately $113,218. On July 2, 2012, Dr. Faupel was issued 153,846 shares of common stock at $0.65, in partial repayment of debt.

Dr. Bambot’s 2012 and 2011 compensation consisted of a base salary of $193,000, and $183,750, respectively, and usual and customary company benefits. Effective May 10, 2013, Dr. Bambot resigned from his position as Vice President of Research and Development.

Mr. Fowler’s 2012 and 2011 compensation consisted of a base salary of $195,000 and $173,400, respectively, and usual and customary company benefits. He received no bonus and no stock options in 2012 or 2011. As of December 31, 2012, Mr. Fowler’s total deferred salary was approximately $83,291.

Outstanding Equity Awards to Officers at December 31, 2012

	Option Awards
Name and Principal Position	Number of Securities Underlying Options Exercisable (#)(1)	Number of Securities Underlying Options Un-exercisable (#)	Equity Incentive Plan Awards: Number of Securities Under- lying Un-exercised Unearned Options (#)	Option Exercise Price ($)(2)	Option Expiration Date
Mark Faupel, Ph.D. President, CEO & Acting CFO	1,498,500	-	622,500	0.71	12/16/2021
Richard Fowler Senior Vice President of Engineering	367,250	-	93,750	0.61	12/16/2021
Shabbir Bambot, Ph.D. Vice President of Research & Development	615,539	-	90,000	0.55	12/16/2021

(1)	Represents fully vested options.

(2)	Based on all outstanding options

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Outstanding Equity Awards to Directors at December 31, 2012

	Option Awards
Name and Principal Position	Option Awards (#)	Exercise Price ($)
Ronald W. Allen Chairman and Director	642,500	0.41
Ronald W. Hart, Ph.D. Director	498,750	0.41
John E. Imhoff, M.D. Director	247,500	0.80
Michael C. James Director	51,250	0.88
Jonathan Niloff, M.D. Director	86,667	0.78

The following Board members also serve as consultants to the company:

  Ronald W. Hart, Ph.D. – Dr. Hart’s consulting services include regulatory and clinical issues, especially with advice for the Company with regard to its application to the FDA.
  Ronald W. Allen – Mr. Allen advises the company with regard to personnel and financing. As such, he plays an important role in identifying potential funding sources.

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SHARE OWNERSHIP OF DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL OWNERS

The following table lists information regarding the beneficial ownership of our common stock as of June 17, 2013 by (i) each person whom we know to beneficially own more than 5% of the outstanding shares of our common stock (a “5% stockholder”), (ii) each director, (iii) each officer named in the summary compensation table below, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of each officer and director is 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
John E. Imhoff (3)	12,633,767	17.78%
The Whittemore Collection, Ltd./George Landeger(4) 4 International Drive Rye Brook, NY 10573	7,062,615	10.60%
Dolores Maloof(5) 2669 Mercedes Drive Atlanta, GA 30345	3,566,466	5.20%
Michael C. James / Kuekenhof Equity Fund, LLP (6)	572,759	*
Ronald Hart (7)	1,851,153	2.77%
Mark L. Faupel (8)	1,206,391	1.80%
Ronald W. Allen (9)	1,138,752	1.70%
Richard L. Fowler (10)	470,573	*
Shabbir Bambot (11)	400,896	*
Jonathan Niloff (12)	330,209	*
Linda Rosenstock (13)	260,000	*
All directors and executive officers as a group (8 persons) (14)	18,463,604	24.79%

(*)	Less than 1%.
(1)	Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
(2)	Percentage ownership is based on 66,072,833 shares of common stock outstanding as of June 17, 2013. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors that include voting and investment power with respect to shares. Shares of common stock subject to currently exercisable options, warrants, convertible preferred stock or convertible notes, or any such securities exercisable within 60 days after June 17, 2013, are deemed outstanding for purposes of computing the percentage ownership of the person holding those options, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(3)	Consists of 7,670,148 shares of common stock, 735,294 shares issuable upon conversion of shares of series B convertible preferred stock, 1,594,640 shares issuable upon the exercise of warrants to purchase common stock at $0.65 per share, 1,594,641 shares issuable upon the exercise of warrants to purchase common stock at $0.80 per share, 735,294 shares issuable upon the exercise of warrants to purchase common stock at $1.08 per share and 303,750 shares subject to stock options. Dr. Imhoff is on the board of directors.

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(4)	Consists of (i) 4,208,341 shares of common stock, 147,059 shares issuable upon conversion of shares of series B convertible preferred stock, 190,124 shares issuable upon exercise of warrants to purchase common stock at $1.05 per share and 147,059 shares issuable upon exercise of warrants to purchase common stock at $1.08 per share held by The Whittemore Collection, Ltd., a New York corporation (“TWC”); (ii) 2,043,170 shares of common stock and 95,062 shares issuable upon exercise of warrants to purchase common stock at $1.05 per share held by Mr. Landegger; (iii) 115,900 shares of common stock held by the George F. Landegger 2010 5-Year GRAT, a grantor retained annuity trust governed by the laws of the State of Connecticut; and (iv) 115,900 shares of common stock held by the George F. Landegger 2010 10-Year GRAT, a grantor retained annuity trust governed by the laws of the State of Connecticut (together with the George F. Landegger 2010 5-Year GRAT, the “Trusts”). Parsons & Whittemore Enterprises Corp., a Delaware corporation (“PWE”), is the sole shareholder of TWC, and, in such capacity, may be deemed to beneficially own the shares of common stock, series B convertible preferred stock and warrants reported herein as beneficially owned by TWC. Mr. Landegger is the Chairman and President of TWC and owns the majority of voting shares of PWE, and, in such capacities, may be deemed to beneficially own the shares of common stock, series B convertible preferred stock and warrants reported herein as beneficially owned by PWE and TWC. In addition, Mr. Landegger serves as trustee of each Trust, and in such capacity, may be deemed to beneficially own the shares of common stock that are reported herein as beneficially owned by each Trust.
(5)	Consists of 1,088,822 shares of common stock, 150,000 shares issuable upon conversion of shares of series B convertible preferred stock, 1,088,822 shares issuable upon the exercise of warrants to purchase common stock at $0.65 per share, 1,088,822 shares issuable upon the exercise of warrants to purchase common stock at $0.80 per share and 150,000 shares issuable upon the exercise of warrants to purchase common stock at $1.08 per share.
(6)	Consists of (i) 253,837 shares of common stock, 105,711 shares issuable upon the exercise of warrants to purchase common stock at $0.65 per share and 105,711 shares issuable upon the exercise of warrants to purchase common stock at $0.80 per share held by Kuekenhof Equity Fund, LP and (ii) 107,500 shares subject to stock options held by Michael C. James. Mr. James has sole dispositive and voting power over the shares of common stock and warrants held by Kuekenhof Equity Fund, LP and may be deemed to be the beneficial owner thereof. Mr. James disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Mr. James is on the board of directors.
(7)	Consists of (i) 265,019 shares of common stock, 51,282 shares issuable upon the exercise of warrants to purchase common stock at $0.65 per share, and 51,282 shares issuable upon the exercise of warrants to purchase common stock at $0.80 per share held by Hart Management, LLC, of which Ronald Hart is the owner and (ii) 861,998 shares of common stock, 36,765 shares issuable upon conversion of series B convertible preferred stock, 21,521 shares issuable upon the exercise of warrants to purchase common stock at $0.65 per share, 21,521 shares issuable upon the exercise of warrants to purchase common stock at $0.80 per share, 36,765 shares issuable upon the exercise of warrants to purchase common stock at $1.08 per share and 505,000 shares subject to stock options held by Dr. Hart. Dr. Hart is on the board of directors.
(8)	Consists of 267,476 shares of common stock and 938,915 shares subject to stock options. Dr. Faupel serves as an executive officer and on the board of directors.
(9)	Consists of 323,335 shares of common stock, 58,333 shares issuable upon the exercise of warrants to purchase common stock at $0.65 per share, 58,334 shares issuable upon the exercise of warrants to purchase common stock at $0.80 per share and 698,750 shares subject to stock options. Mr. Allen is on the board of directors.
(10)	Consists of 98,115 shares of common stock and 372,458 shares subject to stock options. Mr. Fowler serves as an executive officer.
(11)	Consists of shares of common stock. Effective May 10, 2013, Mr. Bambot resigned from his position as Vice President of Research and Development.
(12)	Consists of 187,292 shares of common stock and 142,917 shares subject to stock options. Dr. Niloff is on the board of directors.
(13)	Consists of 135,000 shares of common stock and 125,000 shares subject to stock options. Dr. Rosenstock is on the board of directors.
(14)	Consists of 10,092,220 shares of common stock, 772,059 shares issuable upon conversion of shares of series B convertible preferred stock, 4,435,035 shares issuable upon exercise of warrants and 3,194,290 shares issuable upon exercise of stock options. Does not include shares beneficially owned by Mr. Bambot, who is no longer an executive officer. Including shares owned by Mr. Bambot, our directors and executive officers as a group would beneficially own 18,864,500 shares of common stock, or 25.33%.

42

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Our Board recognizes that related person transactions present a heightened risk of conflicts of interest. The Audit Committee has the authority to review and approve all related party transactions involving directors or executive officers of the Company.

Under the policy, when management becomes aware of a related person transaction, management reports the transaction to the Audit Committee and requests approval or ratification of the transaction. Generally, the Audit Committee will approve only related party transactions that are on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third person. The Audit Committee will report to the full Board all related person transactions presented to it.

Based on the definition of independence of the NASDAQ Stock Market, the board has determined that Messrs. Allen and James, and Drs. Hart, Niloff, Rosenstock and Imhoff are independent directors.

LEGAL MATTERS

Jones Day, Atlanta, Georgia, passed upon the validity of the shares of common stock that may be offered by this prospectus.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2011, and for the years then ended have been audited by UHY LLP, an independent registered public accounting firm, as set forth in its report, included in this prospectus. Our financial statements and the related independent registered public accounting firm report thereon have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-1 of which this prospectus forms a part. This prospectus does not contain all of the information contained in the registration statement and its exhibits. We strongly encourage you to read carefully the registration statement and its exhibits.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

We file annual, quarterly and current reports; proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this prospectus.

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INDEX TO FINANCIAL STATEMENTS

Annual Consolidated Financial Statements

F-1

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA FOR
THE FISCAL YEAR ENDED DECEMBER 31, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Guided Therapeutics, Inc.Guided Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of Guided Therapeutics, Inc. and Subsidiary (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guided Therapeutics, Inc. and Subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s recurring losses from operations and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY LLP

UHY LLP

Sterling Heights, Michigan

March 27, 2013

F-2

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011
(In Thousands)

ASSETS	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$1,044	$2,200
Accounts receivable, net of allowance for doubtful accounts of $12 and $20 at December 31, 2012 and 2011, respectively	107	117
Inventory, net of reserves of $ 52 and $64 at December 31, 2012 and 2011, respectively	524	520
Other current assets	198	54
Total current assets	1,873	2,891

Property and equipment, net	1274	1,033
Other assets	331	386
Total noncurrent assets	1,605	1,419

TOTAL ASSETS	$3,478	$4,310

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term notes payable	$79	$30
Current portion of long term debt	4	25
Notes payable – past due	419	362
Accounts payable	765	1,102
Accrued liabilities	1,038	757
Deferred revenue	40	453
Total current liabilities	2,345	2,729
Long-term loan payable, less current portion	—	4

TOTAL LIABILITIES	2,345	2,733

COMMITMENTS & CONTINGENCIES (Note 5)

STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value; 145,000 and 100,000 shares authorized, 62,282 and 52,211 shares issued and outstanding as of December 31, 2012 and 2011, respectively	62	52
Additional paid-in capital	93,273	86,614
Treasury stock, at cost	(104)	(104)
Accumulated deficit	(92,098)	(85,089)
TOTAL GUIDED THERAPEUTICS STOCKHOLDERS’ EQUITY	1,133	1,473

Non-controlling interest	—	104
TOTAL STOCKHOLDERS’ EQUITY	1,133	1,577

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,478	$4,310

The accompanying notes are an integral part of these consolidated statements.

F-3

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(In Thousands Except Per Share Data)

	2012	2011
REVENUE:
Contract and grant revenue	$3,338	$3,597

Sales – devices and disposables	72	25
Cost of goods sold	117	106
Gross loss	(45)	(81)

OPERATING EXPENSES:
Claim settlement	—	3,622
Research and development	3,227	2,779
Sales and marketing	424	287
General and administrative	3,923	3,584
Total operating expenses	7,574	10,272

Operating loss	(4,281)	(6,756)

OTHER INCOME	—	192

INTEREST EXPENSE	(72)	(80)

LOSS FROM OPERATIONS	(4,353)	(6,644)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	$(4,353)	$(6,644)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.08)	$(0.14)

WEIGHTED AVERAGE SHARES OUTSTANDING	57,429	48,868

The accompanying notes are an integral part of these consolidated statements.

F-4

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands)

	Preferred Stock Series A		Common Stock		Additional Paid-In	Treasury	Accumulated	Non- Controlling
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Interest	TOTAL
BALANCE, January 1, 2011	-	$ -	47,299	$ 47	$ 79,515	$ (104)	$ (78,445)	$ 104	$ 1,117
Issuance of warrants for claim settlement	-	-	-	-	3,622	-	-	-	3,622
Issuance of common stock	-	-	2,090	2	1,765	-	-	-	1,767
Exercise of warrants/options	-	-	2,609	3	815	-	-	-	818
Conversion of debts into common stock	-	-	34	-	27	-	-	-	27
Stock-based compensation expense	-	-	179	-	870	-	-	-	870
Net Loss	-	-	-	-	-	-	(6,644)	-	(6,644)
BALANCE, December 31, 2011	-	$ -	52,211	$ 52	$ 86,614	$ (104)	$ (85,089)	$ 104	$ 1,577
Issuance of stock	-	-	195	-	162	-	-	-	162
Exercise of warrants/options	-	-	9,876	10	3,092	-	-	-	3,102
Stock-based compensation expense	-	-	-	-	645	-	-	-	645
Deemed dividends	-	-	-	-	2,656	-	(2,656)	-	-
Acquisition of minority interest					104	-	-	(104)	-
Net Loss	-	-	-	-	-	-	(4,353)	-	(4,353)
BALANCE, December 31, 2012	-	$ -	62,282	$ 62	$ 93,273	$ (104)	$ (92,098)	$ -	$ 1,133

The accompanying notes are an integral part of these consolidated statements.

F-5

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(In Thousands)
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,353)	$(6,644)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt (recovery) expense	(3)	18
Depreciation	361	34
Issuance of warrants for legal settlement	—	3,622
Stock-based compensation	645	870
Changes in operating assets and liabilities: Accounts receivable	13	(50)
Inventory	(4)	(520)
Other current assets	(144)	(24)
Other assets	55	(180)
Accounts payable	(337)	187
Deferred revenue	(413)	121
Accrued liabilities	513	(168)
Total adjustments	299	3,910

Net cash used in operating activities	(3,666)	(2,734)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to capitalized software costs	—	(260)
Additions to fixed assets	(552)	(444)

Net cash used in investing activities	(552)	(704)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt financing	86	—
Proceeds from issuance of common stock	—	1,767
Payments made on notes payable	(125)	(215)
Proceeds from options and warrants exercised	3,102	818

Net cash provided by financing activities	3,063	2,370

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,155)	(1,068)

CASH AND CASH EQUIVALENTS, beginning of year	2,200	3,268

CASH AND CASH EQUIVALENTS, end of year	$1,045	$2,200

SUPPLEMENTAL SCHEDULE OF:
Cash paid for:
Interest	$48	$183
NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of minority interest	$104	$—
Conversion of accrued expenses into common stock	$162	$27
Purchase of fixed assets by issuing notes payable	$50	$—
Conversion of interest to principal	$—	$63
Deemed dividends in the form of warrants to purchase common stock.	$2,656	$—

The accompanying notes are an integral part of these consolidated statements.

F-6

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

1. Organization, Background, and Basis of Presentation

Guided Therapeutics, Inc. (formerly SpectRx, Inc.), together with its wholly owned subsidiary, InterScan, Inc. (formerly Guided Therapeutics, Inc.), collectively referred to herein as the “Company”, is a medical technology company focused on developing innovative medical devices that have the potential to improve healthcare. The Company’s primary focus is the development of its LuViva™ non-invasive cervical cancer detection device and extension of its cancer detection technology into other cancers, including esophageal. The Company’s technology, including products in research and development, primarily relates to biophotonics technology for the non-invasive detection of cancers.

Basis of Presentation

All information and footnote disclosures included in the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The Company’s prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. The Company has experienced net losses since its inception and, as of December 31, 2012, it had an accumulated deficit of approximately $91.7 million. Through December 31, 2012, the Company has devoted substantial resources to research and development efforts. The Company first generated revenue from product sales in 1998, but does not have significant experience in manufacturing, marketing or selling its products. The Company’s development efforts may not result in commercially viable products and it may not be successful in introducing its products. Moreover, required regulatory clearances or approvals may not be obtained. The Company’s products may not ever gain market acceptance and the Company may not ever achieve levels of revenue to sustain further development costs and support ongoing operations or achieve profitability. The development and commercialization of the Company’s products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. The Company expects operating losses to continue through the foreseeable future as it continues to expend substantial resources to complete development of its products, obtain regulatory clearances or approvals and conduct further research and development.

Going Concern

The Company’s consolidated financial statements have been prepared and presented on a basis assuming it will continue as a going concern.  The factors below raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary from the outcome of this uncertainty. Notwithstanding the foregoing, the Company believes it has made progress in recent years in stabilizing its financial situation by execution of multiyear contracts from Konica Minolta Opto, Inc., a subsidiary of Konica Minolta, Inc., a Japanese corporation based in Tokyo (“Konica Minolta”) and grants from the National Cancer Institute (“NCI”), while at the same time simplifying its capital structure and significantly reducing debt. However, the Company has replaced its prior agreements with Konica Minolta with a new licensing agreement, and therefore will no longer receive direct payments from Konica Minolta, and will have to pay a royalty to Konica Minolta should the Company sell any products licensed from Konica Minolta.

At December 31, 2012, the Company’s had negative working capital of approximately $472,000, accumulated deficit of $92.1 million, and incurred a net loss of $4.4 million for the year then ended. Stockholders’ equity totaled approximately $1.1 million at December 31, 2012, primarily due to recurring net losses from operations, offset by proceeds from the exercise of options and warrants and proceeds from sales of stock.

As of December 31, 2012, the Company was past due on payments due under its notes payable in the amount of approximately $419,000. These notes are unsecured and management is working on a payment arrangement with the holders.

F-7

The Company’s capital-raising efforts are ongoing. If sufficient capital cannot be raised during the second quarter of 2013, the Company has plans to curtail operations by reducing discretionary spending and staffing levels, and attempting to operate by only pursuing activities for which it has external financial support, such as under the Konica Minolta license agreement (see below) and additional NCI, NHI or other grant funding. However, there can be no assurance that such external financial support will be sufficient to maintain even limited operations or that the Company will be able to raise additional funds on acceptable terms, or at all. In such a case, the Company might be required to enter into unfavorable agreements or, if that is not possible, be unable to continue operations, and to the extent practicable, liquidate and/or file for bankruptcy protection.

The Company has warrants exercisable for approximately 20.8 million shares of its common stock outstanding at December 31, 2012, a substantial majority of which have an exercise price of $0.65 per share. Exercises of these warrants would generate a total of approximately $14.2 million in cash, assuming full exercise, although the Company cannot be assured that holders will exercise any warrants. Management may obtain additional funds through the private sale of preferred stock or debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants, if available, and believes that such financing will be sufficient to support planned operations through the second quarter of 2013.

Assuming the Company receives FDA approval for its LuViva cervical cancer detection device in 2013, the Company currently anticipates a late 2013 or early 2014 product launch in the United States. Product launch outside the United States is expected in the second half of 2013, but cannot be assured it will be able to launch on these timetables, or at all.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas where estimates are used include the allowance for doubtful accounts, inventory valuation and input variables for Black-Scholes calculations.

Principles of Consolidation

The accompanying consolidated financial statements as of and for the year ended December 31, 2012 includes the accounts of Guided Therapeutics, Inc. and its wholly owned subsidiary. The accompanying consolidated financial statements as of and for the year ended December 31, 2011 include the accounts of Guided Therapeutics and its majority owned subsidiary. As disclosed in Note 3, the Company purchased the remaining 49% interest in its subsidiary during December 2012.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be a cash equivalent.

Concentrations of Credit Risk

The Company, from time to time during the years covered by these consolidated financial statements, may have bank balances in excess of its insured limits. Management has deemed this a normal business risk.

Inventory Valuation

All inventories are stated at lower of cost or market, with cost determined substantially on a “first-in, first-out” basis.  Selling, general, and administrative expenses are not inventoried, but are charged to expense when purchased. At December 31, 2012 and December 31, 2011, our inventories were as follows (in thousands):

F-8

	December 31, 2012	December 31, 2011
Raw materials	$518	$433
Work in process	21	149
Finished goods	37	2
Inventory reserve	(52)	(64)
Total	$524	$520

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are depreciated at the shorter of the useful life of the asset or the remaining lease term. Depreciation expense is included in general and administrative expense on the statement of operations. Expenditures for repairs and maintenance are expensed as incurred. Property and equipment are summarized as follows at December 31, 2012 and 2011 (in thousands):

	Year Ended December 31,
	2012	2011
Equipment	$1,196	$1,484
Software	730	640
Furniture and fixtures	124	605
Leasehold Improvement	170	170
	2,220	2,899
Less accumulated depreciation	(946)	(1,866)
Total	$1,274	$1,033

Patent Costs (Principally Legal Fees)

Costs incurred in filing, prosecuting, and maintaining patents are recurring, and expensed as incurred. Maintaining patents are expensed as incurred as the Company has not yet received FDA approval and recovery of these costs is uncertain. Such costs aggregated approximately $46,000 and $56,000 in 2012 and 2011, respectively.

Accounts Receivable

The Company performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral. The Company reviews all outstanding accounts receivable for collectability on a quarterly basis. An allowance for doubtful accounts is recorded for any amounts deemed uncollectable. The Company does not accrue interest receivable on past due accounts receivable.

Capitalized Costs of Internally Developed Software (FASB 985):

Costs of producing product masters incurred subsequent to establishing technological feasibility are capitalized. Those costs include coding and testing performed subsequent to establishing technological feasibility.

Software production costs for computer software that is to be used as an integral part of a product or process are not capitalized until technological feasibility has been established for the software and all research and development activities for the other components of the product have been completed.

Capitalization of computer software costs ceases when the product is available for general release to customers. Costs of maintenance and customer support are charged to expense when related revenue is recognized or when those costs are incurred, whichever occurs first.

Costs of internally developed software are capitalized during the development stage of the software. The cost will be transferred to property and equipment and will be depreciated over the expected life of the software, which is estimated to be three years once the software becomes functional.

F-9

The Company had capitalized software costs of $640,000 from inception through the December 31, 2011.  These costs were transferred to property, plant, and equipment (PP&E) during 2011.  These costs are now being depreciated over 36 months. There were no capitalized costs in the year ended December 31, 2012.

Other Assets

Other assets primarily consist of long -term deposits for various tooling projects that are being constructed for the Company. At December 31, 2012 and 2011, such balances were approximately $283,000 and $386,000, respectively.

Accrued Liabilities

Accrued liabilities are summarized as follows at December 31, 2012 and 2011 (in thousands):

	As of December 31,
	2012	2011
Accrued compensation	$706	$463
Accrued professional fees	191	126
Accrued rent	77	82
Other accrued expenses	64	86
Total	$1,038	$757

Revenue Recognition

Revenue from the sale of the Company’s products is recognized upon shipment of such products to its customers. The Company recognizes revenue from contracts on a straight line basis, over the terms of the contracts. The Company recognizes revenue from grants based on the grant agreements, at the time the expenses are incurred.

Significant Customers

In 2012 and 2011, the majority of the Company’s revenues were from two customers. Revenue from these customers totaled approximately $2.9 million or 85% and approximately $3.1 million or 85% of total revenue for the year ended December 31, 2012 and 2011, respectively. Accounts receivable due from the customers represents 48% and 43% as of December 31, 2012 and 2011, respectively.

Research and Development

Research and development expenses consist of expenditures for research conducted by the Company and payments made under contracts with consultants or other outside parties and costs associated with internal and contracted clinical trials. All research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management provides valuation allowances against the deferred tax assets for amounts that are not considered more likely than not to be realized.

Uncertain Tax Positions

Effective January 1, 2007 the Company adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions.  Each income tax position is assessed using a two-step process.  A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities.  If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.  At December 31, 2012, there were no uncertain tax positions.

F-10

The Company is current with its federal and applicable state tax returns filings. Although we have been experiencing recurring losses, we are obligated to file tax returns for compliance with Internal Revenue Service (“IRS”) regulations and that of applicable state jurisdictions. As of December 31, 2012, the Company has approximately $61.8 million of net operating loss eligible to be carried forward for tax purposes at federal and applicable states level.

None of the Company’s federal or state income tax returns are currently under examination by the IRS or state authorities.  However, fiscal years 2009 and later remain subject to examination by the IRS and respective states.

Stock Based Compensation

The Company records compensation expense related to options granted to non-employees based on the fair value of the award.

Compensation cost is recorded as earned for all unvested stock options outstanding at the beginning of the first year based upon the grant date fair value estimates, and for compensation cost for all share-based payments granted or modified subsequently based on fair value estimates.

For the years ended December 31, 2012 and 2011, share-based compensation for options attributable to employees and officers were approximately $645,000 and $870,000, respectively. These amounts have been included in the Company’s statements of operations. Compensation costs for stock options which vest over time are recognized over the vesting period. As of December 31, 2012, the Company had approximately $1.4 million of unrecognized compensation costs related to granted stock options to be recognized over the remaining vesting period of approximately three years.

3. Stockholders’ Equity

Common Stock

The Company has authorized 145 million shares of common stock with $0.001 par value, of which 62.2 million were issued and outstanding as of December 31, 2012. For the year ended December 31, 2011, there were 100 million shares of common stock with $0.001 par value, of which 52.2 million were issued and outstanding.

On November 21, 2011, the Company completed a private placement of 2,056,436 shares of common stock at a purchase price of $0.84 per share, pursuant to which it raised approximately $1.7 million. For each share of common stock issued, subscribers received warrants exercisable for the purchase of 1/10 of one share of common stock (in the aggregate, 285,186 shares) at an exercise price of $1.05 per share. The warrants have a five-year term.

In December 2012, the Company entered into an agreement to purchase the remaining 49% interest in InterScan, Inc. In exchange, the Company has agreed to issue warrants equal to 49% of the fair value of InterScan, Inc., as determined by a third party. The Company is currently awaiting the result of this valuation; however, the agreement calls for a minimum value purchase price of $147,000 or approximately 198,000 warrants, based upon the closing stock price at the date of the agreement, and a maximum purchase price of 2,500,000 warrants. The agreement requires the seller to exercise one quarter of their outstanding warrants with the Company, subject to a minimum of $450,000 in warrants exercise payments prior to March 1, 2013. The seller exercised all required warrants in accordance with the purchase agreement.

Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with a $.001 par value, none of which were issued or outstanding as of December 31, 2012. The board of directors has the authority to issue these shares and to set dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions.

Redeemable Convertible Preferred Stock

The board of directors designated 525,000 shares of the preferred stock as redeemable convertible preferred stock, none of which remain outstanding.

Stock Options

Under the Company’s 1995 Stock Plan (the “Plan”), a total of 6,792,013 shares remained available at December 31, 2012 and 6,463,206 shares were subject to stock options outstanding as of that date, bringing the total number of shares subject to stock options outstanding and those remaining available for issue to 13,255,219 shares of common stock as of December 31, 2012. The Plan allows the issuance of incentive stock options, nonqualified stock options, and stock purchase rights. The exercise price of options is determined by the Company’s board of directors, but incentive stock options must be granted at an exercise price equal to the fair market value of the Company’s common stock as of the grant date. Options historically granted have generally become exercisable over four years and expire ten years from the date of grant.

F-11

The fair value of stock options granted in 2012 and 2011 were estimated using the Black-Scholes option pricing model. A summary of the assumptions used in determining the fair value of options follows:

	2012	2011
Expected volatility	141%	146%
Expected option life in years	10.0	10.0
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	1.84%	1.94%
Weighted average fair value per option at grant date	$0.76	$1.18

Application of the Black-Scholes option pricing model involves assumptions that are judgmental and affect compensation expense. Historical information is the primary basis for the selection of expected volatility, expected option life and expected dividend yield. Expected volatility is based on the most recent historical period equal to the expected life of the option. The risk-free interest rate is based on yields of U.S. Treasury zero-coupon issues with a term equal to the expected life of the option on the date the stock options were granted.

Stock option activity for each of the two years ended December 31 is as follows:

	2012		2011
		Weighted Average Exercise		Weighted Average Exercise
	Shares	Price	Shares	Price
Outstanding at beginning of year	6,862,167	$ 0.70	5,738,167	$0.41
Options granted	96,500	$ 0.79	2,143,000	$1.20
Options exercised	(326,461)	$ 0.28	(980,000)	$0.07
Options expired/forfeited	(169,000)	$2.60	(39,000)	$1.52
Outstanding at end of year	6,463,206	$ 0.67	6,862,167	$0.70
Options vested and exercisable at year-end	4,373,807	$ 0.50	4,800,354	$0.47
Options available for grant at year-end	6,792,013		1,393,052
Aggregate intrinsic value – options exercised	$ 93,088		$ 72,990
Aggregate intrinsic value – options outstanding	$1,332,965		$5,624,479
Aggregate intrinsic value – options vested and Exercisable	$1,208,831		$5,055,690

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected term, expected volatility of the Company’s common stock, the risk free interest rate, option forfeiture rates, and dividends, if any. The expected term of the options is based upon the historical term until exercise or expiration of all granted options. The expected volatility is derived from the historical volatility of the Company’s stock on the OTCBB market for a period that matches the expected term of the option. The risk-free interest rate is the constant maturity rate published by the U.S. Federal Reserve Board that corresponds to the expected term of the option.

Warrants

In July 2012, the Company completed a warrant exchange program, pursuant to which it exchanged warrants exercisable for a total of 15,941,640 shares of common stock, or 56.29% of the warrants eligible to participate, for three classes of new warrants. These exchanges resulted in a deemed dividend of approximately $2.66 million, reflected as a non-cash disclosure in this quarterly financial statement of cash flows. The first class of new warrants expired on September 17, 2012 and carried an exercise price of $0.40, $0.45 or $0.50, depending on the date exercised. The second class of new warrants carries a one-year extension from the original expiration date and is exercisable at $0.65. The third class of new warrants carries a two-year extension from the original expiration date and is exercisable at $0.80.

F-12

The following table summarizes transactions involving the Company’s outstanding warrants to purchase common stock for the year ended December 31, 2012:

Warrants (Underlying Shares)
Outstanding, January 1, 2012	31,217,117
Issuances	—
Canceled / Expired	(844,966)
Exercised	(9,570,639)
Outstanding, December 31, 2012	20,801,512

The Company had the following shares reserved for the warrants outstanding as of December 31, 2012:

Warrants (Underlying Shares) Exercise Price Expiration Date 12,384,777 (1) $0.65 03/01/2013 471,856 (2) $0.65 07/26/2013 3,590,525 (3) $0.65 03/01/2014 471,856 (4) $0.80 07/26/2014 3,590,522 (5) $0.80 03/01/2015 6,790 (6) $1.01 09/10/2015 285,186 (7) $1.05 11/20/2016 20,801,512

(1)     Consists of outstanding warrants issued in connection with various financings, but amended or originally issued on February 26, 2010 to expire on March 1, 2013.

(2)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012, to expire on July 26, 2013.

(3)     Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012, to expire on March 1, 2014.

(4)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012, to expire on July 26, 2014.

(5)     Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012, to expire on March 1, 2015.

(6)	Consists of outstanding warrants issued in conjunction with a private placement on September 10, 2010, to expire on September 10, 2015.
(7)	Consists of outstanding warrants issued in conjunction with a private placement on November 21, 2011, to expire on November 20, 2016.

4. Income Taxes

The Company has incurred net operating losses (“NOLs”) since inception. As of December 31, 2012, the Company had NOL carryforwards available through 2032 of approximately $61.8 million to offset its future income tax liability. The NOL carryforwards began to expire in 2008. The Company has recorded a valuation allowance for all deferred tax assets related to the NOLs. Utilization of existing NOL carryforwards may be limited in future years based on significant ownership changes. The Company is in the process of analyzing its NOLs and has not determined if it has had any change of control issues that could limit the future use of NOL.

Components of deferred taxes are as follows at December 31 (in thousands):

	2012	2011
Deferred tax assets:
Net operating loss carryforwards	$23,474	$23,304
Accrued expenses and allowances	277	209
Deferred tax liabilities:
Intangible assets and other	—	—
	23,751	23,512
Valuation allowance	(23,751)	(23,512)
	$0	$0

F-13

The following is a summary of the items that caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31:

	2012	2011
Statutory federal tax rate	34%	34%
State taxes, net of federal benefit	4	4
Nondeductible expenses	—	—
Valuation allowance	(38)	(38)
	0%	0%

5. Commitments and Contingencies

Operating Leases

In December 2009, the Company moved its offices, which comprise its administrative, research and development, marketing and production facilities to 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092. The Company leases approximately 23,000 square feet under a lease that expires in June 2017. The fixed monthly lease expense is approximately $14,000 plus common charges. The Company also leases office and automotive equipment under operating lease agreements with monthly payments ranging from $275 to $1,960.  These leases expire at various dates through April 2016.  Future minimum rental payments at December 31, 2012 under non-cancellable operating leases for office space and equipment are as follows (in thousands):

Year	Amount (,000)
2013	$ 177
2014	179
2015	183
2016	172
2017 and thereafter	83
Total	$ 794

Rental expense was approximately $170,000 in 2012 and 2011.

Litigation and Claims

As previously reported, in October 2010, the Company received a letter from an attorney representing Dolores M. Maloof and James E. Funderburke, two stockholders of the Company (together, the “Claimants”), asserting, among other things, that an August 2005 Warrant Agreement entered into by the Company and the Claimants (the “2005 Agreement”) had been modified by a subsequent agreement. While the Company disputed the Claimants’ assertion that an agreement modifying the 2005 Agreement had been reached, the Company determined to negotiate with the Claimants with the goal of terminating the 2005 Agreement and the rights granted thereunder to the Claimants. The 2005 Agreement, among other terms, provided for the Company to pay to the Claimants 7.5% of all net proceeds from any license or sale of the Company’s cervical cancer detection technology, without limitation.

Upon completion of negotiations with the Claimants, the Company entered into an Agreement and Release, on August 30, 2011 (the “Agreement”), by which the Claimants agreed to terminate all of their rights under the 2005 Agreement and release all claims. Accordingly, under the Agreement, the 2005 Agreement and all rights of the Claimants thereunder, including the right to receive 7.5% of proceeds from the sale or license of the Company’s cervical cancer technology, were canceled. In exchange, the Company agreed to issue warrants to the Claimants to purchase an aggregate of 2.6 million shares of the Company’s common stock at an exercise price of $0.01 per share (the “Warrants”), to pay certain royalties related to the sale of disposables in conjunction with the Company’s cervical cancer detection technology and to make certain additional payments related to non-ordinary course asset sales or a sale of the Company by merger, with such royalties and related payments subject to certain “caps” limiting their amounts.

The Warrants were issued in September 2011, are immediately exercisable and will expire on March 1, 2013. The royalties payable pursuant to the Agreement to the Claimants consist of a 2% royalty on gross revenues generated from the sale of disposables (only) used in conjunction with the Company’s cervical cancer detection technology. The cumulative royalty payable is capped at $7.2 million, and may not, together with the additional payments due in conjunction with certain non-ordinary course disposition of assets or a merger of the Company, exceed $12 million. The royalties are payable until the earlier of the sale of the Company by merger and the sale or exclusive license of all or substantially all of the Company’s cervical cancer detection technology. The Agreement further provides that, in the event of one or more non-ordinary course asset sales by the Company, or a sale of the Company by merger, the Claimants will be entitled to an aggregate of 3% of the proceeds therefrom (net of any direct and customary transaction expenses), provided that the aggregate payment due under this provision is capped at the lesser of $9.5 million and the amount by which $12.0 million exceeds the cumulative amount of all payments previously paid to the Claimants in royalties or by reason of prior non-ordinary course asset sales.

F-14

For the year ended December 31, 2011, the Company had issued the 2.6 million warrants and recorded approximately $3.6 million of warrant expenses relating to the settlement. For the year ended December 31, 2012, there was no accrual recorded for any potential losses related to pending litigation.

Contracts

Under the Company’s prior collaboration agreements with Konica Minolta related to the development of lung and esophageal cancer detection products, the Company received approximately $400,000 and $1.3 million, respectively. In February 2013, the Company replaced its existing agreements with Konica Minolta with a new agreement, pursuant to which, subject to the payment of a nominal license fee due upon FDA approval, Konica Minolta has granted the Company a five-year, world-wide, non-transferable and non-exclusive right and license to manufacture and to develop a non-invasive esophageal cancer detection product from Konica Minolta and based on the Company’s biophotonic technology platform. The license permits the Company to use certain related intellectual property of Konica Minolta. In return for the license, the Company has agreed to pay Konica Minolta a royalty for each licensed product the Company sells. Subsequent to December 31, 2012, the Company does not anticipate receiving future funding from Konica Minolta for research and development activities.

6. License and Technology Agreements

As part of the Company’s efforts to conduct research and development activities and to commercialize potential products, the Company, from time to time, enters into agreements with certain organizations and individuals that further those efforts but also obligate the Company to make future minimum payments or to remit royalties ranging from 1% to 3% of revenue from the sale of commercial products developed from the research. The Company generally is required to make minimum royalty payments for the exclusive license to develop certain technology.

7. Notes Payable

Short Term Notes Payable

At December 31, 2012, the Company maintained two notes payable to IQMS, an enterprise resources planning software provider, in the amount of $33,500, as well as a note to Premium Assignment Corporation , an insurance premium financing company, in the amount of $ 32,500. These notes are 12 month straight-line amortizing loans dated June 29, 2012 and July 4, 2012, respectively, with monthly principal and interest payments of approximately $4,500 and $11,000 per month, respectively.

Total outstanding short term notes at December 31, 2012 was approximately $66,000 due within one year. The notes carry annual interest rates ranging between 5% and 6%.

Loan Payable

At December 31, 2009, the Company maintained a line of credit in the amount of $75,000 with Pacific International Bank of Seattle, Washington. This line was converted to a 36 months straight-line amortizing loan on February 24, 2010, with monthly principal and interest payment of $2,226 per month due February 2013. Interest is charged at a rate of 7.5%. At December 31, 2012, a balance of approximately $4,000 was outstanding, classified as current loan payable.

Notes Payable – Past Due

At December 31, 2010, the Company was past due on four short-term notes totaling approximately $614,000 of principal and accrued interest. On February 7, 2011, the Company was successful in re-negotiating two of the four remaining past due Notes. These notes are due on demand and interest is charged at rates ranging between 15-18%. For the year ended December 31, 2011, the Company recorded a gain on debt restructured of approximately $60,000 from this transaction. The principal and accrued interest balance at December 31, 2012 and 2011 were approximately $420,000 and $362,000, respectively.

F-15

8. Related Party Transactions

None

9. Valuation and Qualifying Accounts

Allowance for Doubtful Accounts

The Company has the following allowances for doubtful accounts (in thousands):

	Year Ended December 31,
	2012	2011
Beginning balance	$20	$38
Additions / (Adjustments)	(8)	(18)
Balance	$12	$20

Inventory Reserves

The Company has the following reserves for inventory balance (in thousands):

	Year Ended December 31,
	2012	2011
Beginning balance	$64	$—
Additions / (Adjustments)	(12)	64
Balance	$52	$64

10. Loss Per Common Share

Basic net loss per share attributable to common stockholders amounts are computed by dividing the net loss plus preferred stock dividends and deemed dividends on preferred stock by the weighted average number of shares outstanding during the period.

On December 17, 2012, the Company entered into a buy-back agreement with the holder of a 51 percent interest in our subsidiary, InterScan, Inc., pursuant to which the original agreement, dated February 28, 2011, was canceled and ownership of InterScan reverted back to the Company. InterScan is a non-active subsidiary of the company.

11. Subsequent Events

On March 7, 2013, the Company announced that it received approximately $1.65 million from the exercise of warrants that had an expiration date of March 1, 2013. In connection with the exercise of these warrants, the Company issued 2,539,659 shares of its common stock. The exercised warrants had an exercise price of $0.65 per share. Warrants totaling 9,845,118 and exercisable at $0.65 were not exercised and expired on March 1, 2013.

On March 2, 2013, the board of directors approved board compensation for the year ended December 31, 2012. The 2012 board compensation consists of common stock and stock options, totaling approximately $388,000.

In February 2013, the Company terminated and replaced its existing agreements with Konica Minolta with a new agreement, pursuant to which, subject to the payment of a nominal license fee due upon FDA approval, Konica Minolta has granted the Company a five-year, world-wide, non-transferable and non-exclusive right and license to manufacture and to develop a non-invasive esophageal cancer detection product from Konica Minolta and based on the Company’s biophotonic technology platform. The license permits the Company to use certain related intellectual property of Konica Minolta. In return for the license, the Company has agreed to pay Konica Minolta a royalty for each licensed product the Company sells.

On February 14, 2013, the Company announced that it passed its annual independent quality audit and, with all external and mechanical testing completed, and plans to apply the Edition 3 CE Mark to the LuViva® Advanced Cervical Scan for expanded commercial introduction of the product in select European countries. Passing the annual ISO audit and completing all the testing required to apply the Edition 3 CE Mark to LuViva are major accomplishments for the Company and allows management to accelerate its planned product rollout, in tandem with production ramp up.

F-16

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in Thousands Except Share Data)

ASSETS	March 31, 2013	December 31, 2012
CURRENT ASSETS:
Cash and cash equivalents	$1,109	$1,044
Accounts receivable, net of allowance for doubtful accounts of $18 and $12 at March 31, 2013 and December 31, 2012	166	107
Inventory, net of reserves of $44 and $52, at March 31, 2013 and December 31, 2012	439	524
Other current assets	247	198
Total current assets	1,961	1,873

Property and equipment, net	1,263	1,274
Other assets	361	331
Total noncurrent assets	1,624	1,605

TOTAL ASSETS	$3,585	$3,478

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term notes payable	$61	$79
Current portion of long-term note payable	100	4
Notes payable – past due	—	419
Accounts payable	878	765
Accrued liabilities	436	1,038
Deferred revenue	65	40
Total current liabilities	1,540	2,345

Long-term note payable, less current portion	183	—

TOTAL LIABILITIES	1,723	2,345

COMMITMENTS & CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, $.001 Par value; 145,000 shares authorized, 65,492 and 62,282 shares issued and outstanding as of March, 31 2013 and December 31, 2012, respectively	66	62
Additional paid-in capital	95,813	93,273
Treasury stock, at cost	(104)	(104)
Accumulated deficit	(93,913)	(92,098)

TOTAL STOCKHOLDERS’ EQUITY	1,862	1,133

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,585	$3,478
The accompanying notes are an integral part of these condensed consolidated financial statements.

F-17

GUIDED THERAPEUTICS INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in Thousands Except Share Data)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2013	2012
REVENUE:
Contract and grant revenue	$167	$718

Sales – Devices and disposables	132	—
Cost of goods sold	158	—
Gross loss	(26)	—

OPERATING EXPENSES:
Research and development	813	714
Sales and marketing	164	70
General and administrative	1,039	930
Total operating expenses	2,016	1,714

Operating loss	(1,875)	(996)

OTHER INCOME	75	—
INTEREST EXPENSE	(15)	(17)

LOSS BEFORE INCOME TAXES	(1,815)	(1,013)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	$(1,815)	$(1,013)
BASIC AND DILUTED NET LOSS PER SHARE	$(0.03)	$(0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING	63,671	52,471

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-18

GUIDED THERAPEUTICS INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited, in Thousands)
	FOR THE THREE MONTHS ENDED MARCH 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,815)	$(1,013)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt recovery	7	(16)
Depreciation and amortization	112	75
Stock based compensation	430	198
Changes in operating assets and liabilities:
Inventory	85	(88)
Accounts receivable	(65)	96
Other current assets	(49)	8
Accounts payable	113	(239)
Deferred revenue	25	(225)
Accrued liabilities	(126)	(70)
Other assets	(30)	84
Total adjustments	502	(177)
Net cash used in operating activities	(1,313)	(1,190)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets	(101)	(130)
Net cash used in investing activities	(101)	(130)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from options and warrants exercised	1,648	146
Payments on notes and loan payables	(169)	(22)
Net cash provided by financing activities	1,479	124
NET CHANGE IN CASH AND CASH EQUIVALENTS	65	(1,196)
CASH AND CASH EQUIVALENTS, beginning of year	1,044	2,200
CASH AND CASH EQUIVALENTS, end of period	1,109	$1,004
SUPPLEMENTAL SCHEDULE OF:
Cash paid for:
Interest	$4	$5
NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock as board compensation	$463	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-19

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements included herein have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial reporting and with the instructions to Form 10-Q and Article 10 of Regulation S-X by Guided Therapeutics, Inc. (formerly SpectRx, Inc.), together with its wholly owned subsidiary InterScan, Inc., (“Interscan”) (formerly Guided Therapeutics, Inc.), collectively referred to herein as the “Company”. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. These statements reflect adjustments, all of which are of a normal, recurring nature, and which are, in the opinion of management, necessary to present fairly the Company’s financial position as of March 31, 2013, results of operations for the three months ended March 31, 2013 and 2012, and cash flows for the three months ended March 31, 2013 and 2012. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results for a full fiscal year. Preparing financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2012.

The Company's prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. The Company has experienced net losses since its inception and, as of March 31, 2013, it had an accumulated deficit of approximately $93.9 million. Through March 31, 2013, the Company has devoted substantial resources to research and development efforts. The Company does not have significant experience in manufacturing, marketing or selling its products. The Company's development efforts may not result in commercially viable products and it may not be successful in introducing its products. Moreover, required regulatory clearances or approvals may not be obtained. The Company's products may not ever gain market acceptance and the Company may not ever achieve levels of revenue to sustain further development costs and support ongoing operations or achieve profitability. The development and commercialization of the Company's products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. The Company expects operating losses to continue through the foreseeable future as it continues to expend substantial resources to complete development of its products, obtain regulatory clearances or approvals and conduct further research and development.

Going Concern

The Company’s consolidated financial statements have been prepared and presented on a basis assuming it will continue as a going concern.  The factors below raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary from the outcome of this uncertainty. Notwithstanding the foregoing, the Company believes it has made progress in recent years in stabilizing its financial situation by execution of multiyear contracts from Konica Minolta Opto, Inc., a subsidiary of Konica Minolta, Inc., a Japanese corporation based in Tokyo (“Konica Minolta”) and grants from the National Cancer Institute (“NCI”), while at the same time simplifying its capital structure and significantly reducing debt. However, the Company has replaced its prior agreements with Konica Minolta with a new licensing agreement, and therefore will no longer receive direct payments from Konica Minolta, and will have to pay a royalty to Konica Minolta should the Company sell any products licensed from Konica Minolta.

At March 31, 2013, the Company’s has working capital of approximately $421,000 and it had stockholders’ equity of approximately $1.9 million, primarily due to recurring net losses from operation, offset by proceeds from the exercise of options and warrants.

The Company’s capital-raising efforts are ongoing. If sufficient capital cannot be raised during the second quarter of 2013, the Company has plans to curtail operations by reducing discretionary spending and staffing levels, and attempting to operate by only pursuing activities for which it has external financial support, such as under the Konica Minolta license agreement and additional NCI, NHI or other grant funding. However, there can be no assurance that such external financial support will be sufficient to maintain even limited operations or that the Company will be able to raise additional funds on acceptable terms, or at all. In such a case, the Company might be required to enter into unfavorable agreements or, if that is not possible, be unable to continue operations, and to the extent practicable, liquidate and/or file for bankruptcy protection.

F-20

The Company has warrants exercisable for approximately 8.4 million shares of its common stock outstanding at March 31, 2013, with a weighted average price of $0.74 per share. Exercises of these warrants would generate a total of approximately $6.2 million in cash, assuming full exercise, although the Company cannot be assured that holders will exercise any warrants. Management may obtain additional funds through the private sale of preferred stock or debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants, if available, and believes that such financing will be sufficient to support planned operations through the second quarter of 2013.

Assuming the Company receives FDA approval for its LuViva cervical cancer detection device in 2013, the Company currently anticipates a late 2013 or early 2014 product launch in the United States. Product launch outside the United States is expected in the second half of 2013, but cannot be assured it will be able to launch on these timetables, or at all.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies were set forth in the audited financial statements and notes thereto for the year ended December 31, 2012 included in its annual report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas where estimates are used include the allowance for doubtful accounts, inventory valuation and input variables for Black-Scholes calculations.

Principles of Consolidation

The accompanying consolidated financial statements as of and for the quarter ended March 31, 2013 includes the accounts of Guided Therapeutics, Inc. and its wholly owned subsidiary.

Accounting Standards Updates

Newly effective accounting standards updates and those not effective until after March 31, 2013, are not expected to have a significant effect on the Company’s financial position or results of operations.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be a cash equivalent.

Concentration of Credit Risk

The Company, from time to time during the periods covered by these consolidated financial statements, may have bank balances in excess of their insured limits. Management has deemed this as a normal business risk.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are depreciated at the shorter of the useful life of the asset or the remaining lease term. Depreciation expense is included in general and administrative expense on the statement of operations. Expenditures for repairs and maintenance are expensed as incurred.

Inventory Valuation

All inventories are stated at lower of cost or market, with cost determined substantially on a “first-in, first-out” basis.  Selling, general, and administrative expenses are not inventoried, but are charged to expense when purchased. At March 31, 2013 and December 31, 2012 our inventories are as follows:

F-21

	3/31/2013	12/31/2012
Raw materials	$443	$518
Work in process	22	21
Finished goods	18	37
Inventory reserve	(44)	(52)
Total	$439	$524

Revenues

The majority of the Company’s revenues were from product sales of approximately $132,000, grants with NIH and NCI totaling approximately $97,000, as well as other income from royalty and miscellaneous receipts of approximately $70,000 for the three months ended March 31, 2013. Revenue for the same period in 2012 was primarily from contracts with Konica Minolta and grants with NCI, which totaled approximately $631,000 or 91%.

Accounts Receivable

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company reviews all outstanding accounts receivable for collectability on a quarterly basis. An allowance for doubtful accounts is recorded for any amounts deemed uncollectable.

Revenue Recognition

The Company recognizes revenue from contracts on a straight line basis, over the terms of the contract. The Company recognizes revenue from grants based on the grant agreement, at the time the expenses are incurred. Revenue from the sale of the Company’s products is recognized upon shipment of such products to its customers.

Deferred Revenue

The Company defers payments received as revenue until earned based on the related contracts on a straight line basis, over the terms of the contract.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, we recognize deferred assets and liabilities based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. We establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income. As of December 31, 2012, the Company has approximately $61.8 million of Net Operating Loss (NOL) carry forward. There is no provision for income taxes at March 31, 2013 due to the NOL. A full valuation allowance has been recorded related to any deferred tax assets created from the NOL.

Stock Option Plan

The Company measures the cost of employees services received in exchange for equity awards, including stock options, based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards.

Warrants

The Company has issued warrants, which allow the warrant holder to purchase one share of stock at a specified price for a specified period of time. The Company records equity instruments including warrants issued to non-employees based on the fair value at the date of issue. The fair value of the warrants at date of issuance is estimated using the Black-Scholes Model.

F-22

Other Income

Other income consists of a one-time payment from our prior insurance company for prior policy dividends.

3.    STOCK OPTIONS

The Company records compensation expense related to options granted to non-employees based on the fair value of the award.

Compensation cost is recorded as earned for all unvested stock options outstanding at the beginning of the first year based upon the grant date fair value estimates, and for compensation cost for all share-based payments granted or modified subsequently, based on fair value estimates.

For the quarter ended March 31, 2013 and 2012, stock-based compensation for options attributable to employees, officers and directors was approximately $430,000 and $198,000, respectively.  Compensation costs for stock options, which vest over time, are recognized over the vesting period. As of March 31, 2013, the Company had approximately $1.5 million of unrecognized compensation cost related to granted stock options, to be recognized over the remaining vesting period of approximately three years.

The Company has a 1995 stock option plan (the “Plan”) approved by its stockholders for officers, directors and key employees of the Company and consultants to the Company.  Participants are eligible to receive incentive and/or nonqualified stock options.  The aggregate number of shares that may be granted under the Plan is 13,255,219 shares.  The Plan is administered by the compensation committee of the board of directors.  The selection of participants, grant of options, determination of price and other conditions relating to the exercise of options are determined by the compensation committee of the board of directors and administered in accordance with the Plan.

Both incentive stock options and non-qualified options granted to employees, officers and directors under the Plan are exercisable for a period of up to 10 years from the date of grant, at an exercise price that is not less than the fair market value of the common stock on the date of the grant.  The options typically vest in installments of 1/48 of the options outstanding every month.

A summary of the Company’s activity under the Plan as of March 31, 2013 and changes during the three months then ended is as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual (years)	Aggregate intrinsic value (thousands)
Outstanding, January 1, 2013	6,463,206	$0.67
Granted	701,250	$0.69
Exercised / Expired	(100,000)	$0.78
Outstanding, March 31, 2013	7,064,456	$0.67	6.73	$1,392

Vested and exercisable, March 31, 2013	5,065,519	$0.55	6.14	$1,259

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected term, expected volatility of the Company’s stock, the risk free interest rate, option forfeiture rates, and dividends, if any. The expected term of the options is based upon the historical term until exercise or expiration of all granted options. The expected volatility is derived from the historical volatility of the Company’s stock on the OTCBB market for a period that matches the expected term of the option. The risk-free interest rate is the constant maturity rate published by the U.S. Federal Reserve Board that corresponds to the expected term of the option.

4.     LITIGATION AND CLAIMS

From time to time, the Company may be involved in various legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters, individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition. However, depending on the amount and timing of such disposition, an unfavorable resolution of some or all of these matters could materially affect the future results of operations or cash flows in a particular period.

As of March 31, 2013 and December 31, 2012, there was no accrual recorded for any potential losses related to pending litigation.

F-23

5.     STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 145 million shares of common stock with $0.001 par value, 65,492,293 of which were outstanding as of March 31, 2013. During the three months ended March 31, 2013, the Company issued 670,313 shares as board compensation and 2,539,659 shares in connection with the exercise of outstanding warrants.

Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with a $.001 par value. The board of directors has the authority to issue these shares and to set dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions. The board of directors designated 525,000 shares of the preferred stock as redeemable convertible preferred stock, none of which remain outstanding.

Stock Options

See Note 3, Stock Options

Warrants

We have issued warrants to purchase our common stock from time to time in connection with certain financing arrangements. Currently, there are warrants exercisable for an aggregate of 8,416,735 shares of common stock outstanding, as follows:

Warrants (Underlying Shares)		Exercise Price	Expiration Date
471,856	(1)	$0.65 per share	July 26, 2013
3,590,525	(2)	$0.65 per share	March 1, 2014
471,856	(3)	$0.80 per share	July 26, 2014
3,590,522	(4)	$0.80 per share	March 1, 2015
6,790	(5)	$1.01 per share	September 10, 2015
285,186	(6)	$1.05 per share	November 20, 2016

__________

(1)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012.
(2)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012.
(3)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012.
(4)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012.
(5)	Consists of outstanding warrants issued in conjunction with a private placement on September 10, 2010.
(6)	Consists of outstanding warrants issued in conjunction with a private placement on November 21, 2011.

6.     LOSS PER COMMON SHARE

Basic net loss per share attributable to common stockholders amounts are computed by dividing the net loss plus preferred stock dividends and deemed dividends on preferred stock by the weighted average number of common shares outstanding during the period.

7.     NOTES PAYABLE

Short Term Notes Payable

At December 31, 2012, the Company maintained a note payable to IQMS, an enterprise resources planning software provider, of approximately $34,000, as well as a note to Premium Assignment Corporation, an insurance premium financing company, of approximately $33,000. These notes are 12 month straight-line amortizing loans dated June 29, 2012 and July 4, 2012, respectively, with monthly principal and interest payments of approximately $4,300 and $11,000 per month, respectively. The notes carry annual interest rates ranging between 5-6%. The Premium Assignment Corporate note was paid in full during the quarter ended March 31, 2013. The balance due to IQMS was approximately $21,000 at March 31, 2013.

F-24

Loan Payable

At December 31, 2009, the Company maintained a line of credit in the amount of $75,000 with Pacific International Bank of Seattle, Washington. This line was converted to a 36 months straight-line amortizing loan on February 24, 2010, with monthly principal and interest payment of $2,226 per month due February 2013. Interest was charged at a rate of 7.5%. At December 31, 2012, a balance of approximately $4,000 was outstanding. This loan was paid in full during the quarter ended March 31, 2013.

Notes Payable – Past Due

At December 31, 2012, the Company was past due on two short-term notes totaling approximately $419,000 of principal and accrued interest. Interest charged on these notes prior to amendment ranged between 15-18%. On February 27, 2013, the Company was successful in re-negotiating one of the two past due notes payable. The new note matures June 2013 and accrues interest at 6%. The balance due on this note is approximately $30,000 at March 31, 2013 and is classified as short-term note payable on the consolidated balance sheet. On April 16, 2012, the Company was successful in renegotiating the last of the past due notes payable. The new note accrued interest at 9.0%, requires monthly payments of $10,000 and matures November 2015. The balance due on this note is approximately $283,000 at March 31, 2013.

8.     SUBSEQUENT EVENTS

On April 16, 2013, the Company exchanged the last of its past-due short-term note with a new note. The new note accrues interest of 9.0%, requires monthly payments of $10,000 and has a default interest rate of 16.5%.

F-25